Exhibit 99.1

PURCHASE AGREEMENT

BETWEEN

SOLWAY INVESTMENT GROUP LIMITED

– AND –

SOLWAY INDUSTRIES LTD.

– AND –

SOLWAY FENI AS

– AND –

HUDBAY MINERALS INC.

– AND –

HMI NICKEL INC.

– AND –

6502873 CANADA INC.

– AND –

HMI NICKEL COÖPERATIEF U.A.

August 5, 2011

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2
1.1	Definitions	2
1.2	Certain Rules of Interpretation	10
1.3	Knowledge	11
1.4	Entire Agreement	11
1.5	Amendments in Writing	11
1.6	Applicable Law	11

ARTICLE 2 PURCHASE AND SALE OF PURCHASED BUSINESS		12
2.1	Purchase and Sale of Purchased Business	12
2.2	Holdback Amount	12
2.3	Taxes	13
2.4	Closing	13
2.5	Allocation	13

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS		14
3.1	Organization and Qualification	14
3.2	Authority Relative to this Agreement	14
3.3	No Violations	14
3.4	Funds Available	15

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE VENDORS		15
4.1	Organization and Qualification	15
4.2	Authority Relative to this Agreement	15
4.3	No Violations	15
4.4	Capitalization	16
4.5	Subsidiaries	17
4.6	HudBay Financial Statements	17
4.7	Books and Records	19
4.8	Minute Books	19
4.9	No Undisclosed Liabilities	19
4.10	Litigation	19
4.11	Taxes	19
4.12	Insurance	21
4.13	Compliance with Laws, Licenses and Permits	21
4.14	Property	22
4.15	Contracts	25
4.16	Employment and Benefit Matters	25
4.17	Environmental Matters	27
4.18	Expropriation	28
4.19	BIT	28
4.20	Restrictions on Business Activities	28
4.21	Brokers	28
4.22	Bankruptcy, Insolvency and Reorganization	29
4.23	Intellectual Property	29
4.24	Absence of Changes	30
4.25	Other Assets	30

4.26	Non-Arm’s Length Transactions	30

ARTICLE 5 SURVIVAL OF REPRESENTATIONS AND WARRANTIES		31
5.1	Nature and Survival of the Vendors’ Representations, Warranties and Agreements	31
5.2	Nature and Survival of the Purchasers’ Representations, Warranties and Agreements	31

ARTICLE 6 COVENANTS		32
6.1	Purchased Entities Operating Covenants	32
6.2	Access to Information	33
6.3	Notice by HudBay of Certain Matters	34
6.4	Notice by Solway of Certain Matters	34
6.5	Confidentiality	34
6.6	Taxation Matters	34
6.7	Tax Allocation	35
6.8	Vendor Litigation	35
6.9	Commercially Reasonable Efforts	36
6.10	Solway Guarantee	36
6.11	TD Letter of Credit	37

ARTICLE 7 CONDITIONS		37
7.1	Mutual Conditions Precedent	37
7.2	Additional Conditions Precedent to the Obligations of the Purchasers	37
7.3	Additional Conditions Precedent to the Obligations of the Vendors	39

ARTICLE 8 INDEMNIFICATION		40
8.1	Indemnification by the Vendors	40
8.2	Indemnification by the Purchasers	41
8.3	Procedure for Indemnification	42
8.4	Additional Rules and Procedures	44

ARTICLE 9 TERMINATION AND ABANDONMENT		45
9.1	Termination	45
9.2	Effect of Termination	45

ARTICLE 10 GENERAL		45
10.1	Notices	45
10.2	Time of the Essence	47
10.3	Waiver	47
10.4	Assignment and Enurement	47
10.5	Expenses	48
10.6	Arbitration	48
10.7	Public Notices	48
10.8	Third Party Beneficiaries	48
10.9	No Strict Construction	49
10.10	Specific Performance	49
10.11	Severability	49
10.12	Execution by Electronic Transmission	49
10.13	Counterparts	49

EXHIBITS

EXHIBIT A – INTELLECTUAL PROPERTY	1

EXHIBIT B – KEY REGULATORY APPROVALS	1

EXHIBIT C – FORM OF PRESS RELEASE	1

EXHIBIT D – OTHER ASSETS	1

PURCHASE AGREEMENT

THIS AGREEMENT dated the 5th day of August, 2011

BETWEEN:

SOLWAY INVESTMENT GROUP LIMITED

(“Solway”)

– and –

SOLWAY INDUSTRIES LTD.

(“Acquireco 1”)

– and –

SOLWAY FENI AS

(“Acquireco 2” and, together with Acquireco 1, the “Acquirecos”)

– and –

HUDBAY MINERALS INC.

(“HudBay”)

– and –

HMI NICKEL INC.

(“HMI Nickel”)

– and–

6502873 CANADA INC.

(“Canco”)

– and –

HMI NICKEL COÖPERATIEF U.A.

(“HMI NED”)

WHEREAS HudBay, HMI Nickel and Canco (collectively, the “Vendors”) are the sole members of HMI NED and the owners of all the NED Interests (as defined below) and HMI Nickel and Canco are the owners of all the issued and outstanding securities of Skye Guatemala

(as defined below) (the “Skye Stock”), and the Vendors are the owners of the Other Assets (as defined herein);

AND WHEREAS the Acquirecos wish to purchase, and the Vendors wish to sell, the Skye Stock, the NED Interests and the Other Assets;

NOW THEREFORE, in consideration of the foregoing and the representations, warranties, covenants, conditions, agreements and promises contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

Throughout this Agreement, the following words, terms and expressions shall have the following meanings:

“Acquirecos” means, collectively, Acquireco 1 and Acquireco 2 and “Acquireco” means either one of them.

“Acquireco 1” means Solway Industries Ltd., a corporation existing under the laws of Saint Vincent and the Grenadines.

“Acquireco 2” means Solway FeNi AS, a corporation existing under the laws of Estonia.

“Affiliate” has the meaning given to it in the OBCA.

“Agreement”, “this Agreement”, “the Agreement”, “hereof”, “herein”, “hereto”, “hereby”, “hereunder” and similar expressions mean this purchase agreement, including all schedules and exhibits, and all instruments supplementing, amending, modifying, restating or otherwise confirming this purchase agreement. All references to “Articles”, “Sections”, “Schedules” and “Exhibits” mean and refer to the specified article, section, schedule and exhibit of this Agreement.

“Benefit Plans” means all plans, agreements, programs, or policies, whether funded or unfunded, registered or unregistered, which CGN is a party to or bound by or under which CGN has any liability or contingent liability or which have any application to Employees relating to retirement savings, pensions or benefits, including any defined benefit pension plan, defined contribution pension plan, group registered retirement savings plan or supplemental pension or retirement plan, or any bonus, deferred profit-sharing, profit-sharing, stock option, share purchase, stock appreciation, deferred compensation, incentive compensation, supplemental unemployment benefits, hospitalization, health, dental, disability, life insurance, death or survivor’s benefit, employment insurance, vacation pay, severance or termination pay or other benefit plan with respect to any of their Employees, or eligible dependents of any Employees.

“Books and Records” has the meaning given to it in Section 4.7 of this Agreement.

“Business Day” means any day other than Saturday, Sunday or a day that is a civic or statutory holiday in Toronto, Ontario or Moscow, Russia or Guatemala City, Guatemala.

[Note: Commercially sensitive information redacted.]

“Canco” means 6502873 Canada Inc., a corporation existing under the laws of Canada.

“CGN” means Compañía Guatemalteca de Níquel, S.A., a company existing under the laws of Guatemala.

“CGN Agreements” means the net smelter royalty agreement, production interest agreement and sales agency agreement, each dated March 6, 2007 between CGN and Vale (then CVRD Inco Limited).

“Claim” means any claim, demand, complaint, grievance, investigation by any Governmental Entity, action or any proceeding, arbitration, mediation or other dispute resolution procedure or adjudicative process relating to any of the foregoing, or any orders, writs, injunctions or decrees of any Governmental Entity.

“Closing” has the meaning given to it in Section 2.4 of this Agreement.

“Closing Date” means the second Business Day after the satisfaction or waiver of all of the conditions set forth in Article 7 (other than: (a) those conditions that by their nature can only be satisfied at Closing, but subject to the satisfaction or waiver of those conditions; and (b) the certificates referenced therein to be delivered as at the Closing Date) or any other date mutually agreed to in writing between the Parties.

“Closing Purchase Price” means $140,000,000.

“Closing Time” means 9:00 a.m. (Toronto time) on the Closing Date or any other time on the Closing Date mutually agreed to in writing between the Parties as the time at which the Closing shall take place.

“Concessions” means any mining concession, claim, lease, license, permit or other right to explore for, exploit, develop, mine or produce minerals or any interest therein which the Purchased Entities or their respective Subsidiaries own or have a right or option to acquire or use.

“Confidentiality Agreement” means the confidentiality agreement, dated March 3, 2011, between Solway Industries Limited and HudBay.

“Contract” means any contract, agreement, license, franchise, lease or understanding (whether written or oral) that is legally binding.

“Damages” has the meaning given to it in Section 8.1 of this Agreement.

“Employees” means all employees of CGN.

“Environmental Agreement” means the environmental baseline study supplemental agreement dated March 6, 2007 between HMI Nickel (then Skye Resources Inc.) and Vale (then CVRD Inco Limited) regarding certain Environmental Liabilities related to the Fenix Project.

“Environmental Laws” means all applicable Laws of Guatemala, imposing liability or standards of conduct for or relating to the regulation of activities, materials, substances or wastes in connection with or for or to the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation) and under common law.

“Environmental Liabilities” means, with respect to any Person, all liabilities, obligations, responsibilities, responses, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs, losses, damages, punitive damages, property damages, consequential damages, treble damages, costs and expenses, fines, penalties and sanctions incurred as a result of or related to any Claim or demand by any Person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law, relating to any environmental matter arising under or related to any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release or presence of a Hazardous Substance whether on, at, in, under, from or about or in the vicinity of any real or personal property.

“Environmental Permits” means all Permits required by or from any Governmental Entity under any Environmental Laws.

“Fenix Exploitation License” means the exploitation license granted to CGN on April 17, 2006 pursuant to Resolution No. 1208 of the Ministry of Energy and Mines of Guatemala and identified by the name of Extracción Minera Fenix, file number LEXT-049-05, with the specifications described in Schedule 4.14 of the HudBay Disclosure Letter.

“Fenix Feasibility Study” means the feasibility study update for the Fenix Project completed by Hatch Engineering, MKS Commodities Consulting and Golder Associates in December, 2010, a true and complete copy of which has been provided to the Purchasers.

“Fenix Project” means the ferro-nickel operation in the Department of Izabal in eastern Guatemala, including the pyrometallurgical processing assets, associated mining licenses, rights of use, easements, buildings, licenses, existing technical information and all other related assets.

“GAAP” means generally accepted accounting principles applicable in Canada.

“Governmental Entity” means any (and, for greater certainty including any Dutch and Guatemalan): (a) domestic, foreign, multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; or (b) other law, rule or regulation-making entity of any of the foregoing; (c) subdivision, agent, commission, board or authority of any of the foregoing; or (d) quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material or contaminant regulated or defined pursuant to, or that could result in liability under, any Environmental Law.

“HMI NED” means HMI Nickel Coöperatief U.A., a cooperative with exclusion of liability existing under the laws of the Netherlands.

“HMI Nickel” means HMI Nickel Inc., a corporation existing under the laws of Canada, formerly Skye Resources Inc.

“Holdback Amount” means $30,000,000.

“HudBay” means HudBay Minerals Inc., a corporation existing under the laws of Canada.

“HudBay Acquisition Date” mean August 26, 2008.

“HudBay Disclosure Letter” means the letter with attached disclosure schedules dated the date hereof and delivered by the Vendors to the Purchasers.

“HudBay Financial Statements” means in respect of each of the entities listed below and for the periods indicated, the unaudited financial statements, consisting of a balance sheet as of those dates and statements of operations for the period ended as of those dates, true and complete copies of which have been made available to the Purchasers:

(i)	HMI NED for the three months ended March 31, 2011 in Euros;

(ii)	Skye Guatemala and the Material Subsidiaries for the years ended December 31, 2009 and 2010 in Guatemalan quetzals; and

(iii)	Skye Resources (BVI) Inc., Skye Resources Guatemala (BVI) Inc., and Skye Guatemala JV (BVI) Inc. for the years ended December 31, 2009 and 2010.

“IFRS” means International Financial Reporting Standards.

“Indebtedness” of any Person means and includes, without duplication, (a) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money; (b) amounts owing as deferred purchase price for property or services, including all seller notes and “earn-out” payments; (c) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or financial debt security; (d) commitments or obligations by which such Person assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit); (e) indebtedness secured by a Lien on assets or properties of such Person; (f) obligations or commitments to repay deposits or other amounts advanced by and owing to third Persons, (g) obligations under any interest rate, currency or other hedging agreement; (h) obligations or commitments under capitalized leases (capital portion); (i) any change of control payments or prepayment premiums, penalties, charges or equivalents thereof with respect to any indebtedness, obligation, or liability of the type described in clauses (a) through (i) above, or (j) guarantees or other contingent liabilities (including so called take-or-pay or keep-well agreements) with respect to any indebtedness, obligation, claim or liability of any other Person of a type described in clauses (a) through (i) above.

“Indemnified Party” has the meaning given to it in Section 8.3 of this Agreement.

“Indemnifying Party” has the meaning given to it in Section 8.3 of this Agreement.

“Intellectual Property” means any intellectual or industrial property or similar rights, including patents, trade-marks, copyright, trade secrets and confidential information, whether or not the subject of any registration or application, including without limitation those items of intellectual property set out on Exhibit A.

“Intercompany Agreements” means any Contracts between any one or more of the Purchased Entities or any of their respective Subsidiaries, on the one hand, and any of the Vendors or any officer, director, employee or Affiliate of the Vendors (other than the Purchased Entities and their respective Subsidiaries), on the other hand.

“Intercompany Indebtedness” means any Indebtedness owed (i) to one or more of the Purchased Entities or any of their respective Subsidiaries by any of the Vendors or any officer, director, employee or Affiliate of the Vendors (other than the Purchased Entities and their respective Subsidiaries); or (ii) by one or more of the Purchased Entities or any of their respective Subsidiaries to any of the Vendors or any officer, director, employee or Affiliate of the Vendors (other than the Purchased Entities and their respective Subsidiaries).

“Key Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities as set out in Exhibit B hereto.

“Lands” means all interests in real and immoveable property, including licenses, leases, rights of way, surface rights, easements, permits permitting the use of land or other real property interests (but excluding the Concessions) which the Purchased Entities or their respective Subsidiaries own or have an interest in or an option or other right to acquire.

[Note: Commercially sensitive information redacted.]

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any Permit or any other grant of approval, permission, authority or license of any Governmental Entity, and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities.

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

[Note: Commercially sensitive information redacted.]

[Note: Commercially sensitive information redacted.]

“Master Agreement” means the Share Purchase Master Agreement between HMI Nickel (then Skye Resources Inc.) and Vale (then Inco Limited) dated September 30, 2004, as amended by Amendment No. 1 dated December 15, 2004 and a letter agreement dated May 25, 2005, as supplemented and amended by the Consent, Acknowledgement and Agreement dated December 5, 2005 among HMI Nickel (then Skye Resources Inc.), Vale (then Inco Limited) and Skye Resources (B.V.I.) Inc. and Skye Resources Guatemala (B.V.I.) Inc.

“Material Adverse Effect” means any change, effect, event, occurrence or state of facts that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition, assets or liabilities (contingent or otherwise), of the Purchased Entities, other than any change, effect, event, occurrence, circumstance or state of facts relating to (i) general political, economic or financial conditions, (ii) any change in applicable Laws or in the interpretation thereof by any Governmental Entity; (iii) any natural disaster; or (iv) changes affecting the mining industry generally or the price of nickel, except such change, effect, event, occurrence or state of facts to the extent that any such change, effect, event, occurrence, circumstance or state of facts has a material and disproportionate effect on the Purchased Entities, their business, operations or financial condition, assets, or liabilities (contingent or otherwise) compared to similar mining and/or exploration and/or development companies.

“Material Contracts” means any Contract: (i) that if it was terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on the Purchased Entities, considered as a whole; (ii) under which any of the Purchased Entities or their respective Subsidiaries have directly or indirectly guaranteed any liabilities or obligations of a Person other than the Purchased Entities or any of their Subsidiaries (other than ordinary course endorsements for collection) in excess of $500,000; (iii) relating to Indebtedness of any of the Purchased Entities or their Subsidiaries for borrowed money, with an outstanding principal amount in excess of $500,000; (iv) providing for the establishment, organization or formation of any joint ventures to which any of the Purchased Entities or their respective Subsidiaries is a party with a Person other than any of the Purchased Entities or their respective Subsidiaries; (v) under which any of the Purchased Entities or their respective Subsidiaries is obligated to make or expects to receive payments in excess of $500,000 over the remaining term of the contract; (vi) that limits or restricts any of the Purchased Entities or their respective Subsidiaries from engaging in any line of business or any geographic area in any material respect or (vii) that is otherwise material to the Purchased Entities and their respective Subsidiaries, considered as a whole.

“Material Subsidiaries” means CGN, Bocanueva, S.A., Tampico, S.A. and Inversiones Arcadia, S.A.

“NED Interests” means HudBay’s, HMI Nickel’s and Canco’s membership (lidmaatschap) of HMI NED together with all the rights, obligations and contractual relationships that each of them has vis-à-vis HMI NED which result from their membership and HMI NED’s articles of association, including but not limited to the rights of HudBay, HMI Nickel and Canco to the member capital account established for its benefit.

“NED Interests Deed of Transfer” means the deed of transfer regarding the transfer of the NED Interests in a form to be agreed by the Vendors and the Purchasers, acting reasonably.

“Notice” has the meaning given to it in Section 10.1 of this Agreement.

“OBCA” means the Business Corporations Act (Ontario), and the regulations thereunder.

“Other Assets” means the assets specified in Exhibit D.

“Off-take Supplemental Agreement’ means the supplemental agreement dated March 6, 2007 between HMI Nickel (then Skye Resources Inc.), Vale (then CVRD Inco Limited) and CGN regarding off-take product related to the Fenix Project.

“Parties” means, collectively, the Vendors, the Purchasers and HMI NED and “Party” means any one of them.

“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, program participation requirements, sign-off, registration, flagging or other authorization of and from any Governmental Entity.

“Person” is to be broadly interpreted and includes an individual, a corporation, a partnership, a trust, a limited liability company, a limited liability partnership, syndicate, association, an unincorporated organization, a Governmental Entity and the executors, administrators or other legal representatives of an individual in such capacity.

“Personal Property” means all machinery, equipment, furniture, motor vehicles, buildings, improvements and fixtures and other chattels owned or leased by the Material Subsidiaries (including those in possession of suppliers, customers and other third parties).

“Personal Property Lease” means a chattel lease, equipment lease, conditional sales contract and other similar written agreement to which any Purchased Entity or its respective Subsidiaries is a party or under which it has rights to use Personal Property.

“Purchase Order” means a purchase order or other Contract related to the Fenix Project for goods or services, entered into by, or on behalf of, or capable of creating binding rights and obligations between, the Vendors, their Affiliates or Subsidiaries and another party prior to the date hereof.

“Purchase Price” means the sum of the Closing Purchase Price and the Holdback Amount, being an aggregate of $170,000,000.

“Purchased Business” means the NED Interests, the Skye Stock held by Canco and the Other Assets.

“Purchased Entities” means HMI NED and Skye Guatemala.

“Purchaser Indemnified Parties” has the meaning given to it in Section 8.1 of this Agreement.

“Purchasers” means collectively the Acquirecos and Solway.

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, ground water or property.

“RFP” means a request for proposal, invitation to tender, or other similar documentation related to the Fenix Project prepared by, or on behalf of, the Vendors, their Affiliates or Subsidiaries prior to the date hereof.

“Representatives” means officers, directors, employees, agents, representatives, accountants, financing sources, advisors, consultants and counsel of the applicable Party acting on behalf of the applicable Party.

“Returns” means all reports, forms, elections, information statements and returns (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto made, prepared or filed, or required to be made, prepared or filed in respect of Taxes.

“Skye Guatemala” means Skye de Guatemala, S.A., a company existing under the laws of Guatemala.

“Skye Stock” has the meaning given to it in the recitals hereto.

“Solway” means Solway Investment Group Limited, a corporation existing under the laws of Cyprus.

“Subsidiary” has the meaning given to it in the OBCA.

“Taxes” means: (a) any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and installments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including Dutch and Guatemalan federal, provincial, state and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, withholding, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Dutch, Guatemala and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions, and whether disputed or not; and (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable to another Person’s Taxes as a transferee or successor, by contract or otherwise.

“TD Letter of Credit” means the letter of credit issued by the Toronto Dominion Bank, with Banco Industrial, as intermediary, in favour of Fianzas El Roble in the amount of $2,355,000.

“Technology Agreement” means the technology agreement dated December 15, 2004 between HMI Nickel (then Skye Resources Inc.) and Vale (then Inco Limited).

“Termination Agreement” means the Termination and Release Agreement dated December 14, 2009 between Duke Energy International Guatemala Holdings No. 1, Ltd., Duke Energy International Guatemala y Compania, Sociedad en Comandita por Acciones, Duke Energy International Transmision Guatemala, Limitada, and Skye Resources (BVI) Inc. and CGN.

“Third Party Claim” has the meaning given to it in Section 8.3 of this Agreement.

“Transfer Tax” has the meaning given to it in Section 2.3 of this Agreement.

[Note: Commercially sensitive information redacted.]

“Vale” means Vale Canada Limited, formerly Inco Limited and CVRD Inco Limited.

“Vendor Indemnified Parties” has the meaning given to it in Section 8.2 of this Agreement.

“Vendor Litigation” has the meaning given to it in Section 6.8 of this Agreement.

“Vendors” has the meaning given to it in the recitals hereto.

1.2	Certain Rules of Interpretation

In this Agreement and the Schedules and Exhibits:

(a)	Headings and Table of Contents – The descriptive headings preceding Articles and Sections of this Agreement are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Articles or Sections. The division of this Agreement into Articles and Sections and the provision of any table of contents shall not affect the interpretation of this Agreement.

(b)	Calculation of Time – Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Where the last day of any such time period is not a Business Day, such time period shall be extended to the next Business Day following the day on which it would otherwise end.

(c)	Business Days – Whenever any action to be taken or payment to be made pursuant to this Agreement would otherwise be required to be made on a day that is not a Business Day, such action shall be taken or such payment shall be made on the first Business Day following such day.

(d)	Currency and Payment Obligations – Unless otherwise specified, all references to amounts of money in this Agreement refer to United States dollars. Any payment contemplated by this Agreement shall be made by wire transfer, certified cheque or other method that provides immediately available funds.

(e)	Including – Where the word “including” or “includes” is used in this Agreement, it means “including without limitation” or “includes without limitation”.

(f)	Plurals and Gender – The use of words in the singular or plural, or referring to a particular gender, shall not limit the scope or exclude the application of any provision of this Agreement to such persons or circumstances as the context otherwise permits.

(g)	Statutory References – Any reference to a statute shall mean the statute in force as at the date of this Agreement (together with all regulations promulgated thereunder).

1.3	Knowledge

Any reference in this Agreement to the “knowledge of the Vendors” or “to the Vendors’ knowledge” means the actual personal knowledge after reasonable inquiry, without personal liability, of David Garofalo, Ken Gillis and David Bryson.

1.4	Entire Agreement

This Agreement, together with the Confidentiality Agreement and any agreements and other documents to be delivered pursuant to this Agreement, constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral, written or otherwise, of the Parties. There are no representations, warranties, covenants or other agreements between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement and any agreements or other documents delivered pursuant to this Agreement.

1.5	Amendments in Writing

No supplement, modification, amendment, waiver or termination of this Agreement shall be binding unless executed in writing by each Party to be bound thereby.

1.6	Applicable Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of Ontario and the federal laws of Canada applicable therein, and shall be construed and treated in all respects as an Ontario contract.

ARTICLE 2

PURCHASE AND SALE OF PURCHASED BUSINESS

2.1	Purchase and Sale of Purchased Business

At the Closing Time, the Vendors shall sell to the Acquirecos, and the Acquirecos shall purchase from the Vendors, the Purchased Business free and clear of all Liens, and the Vendors shall:

(a)	transfer the NED Interests through the execution and delivery to the Acquirecos of the NED Interests Deed of Transfer;

(b)	transfer the Skye Stock held by Canco through the execution and delivery by Canco of an instrument of transfer (being endorsement of the certificates representing the Skye Stock) in favour of the Purchasers containing the name and address of the transferee; and

(c)	deliver to and in favour of the Purchasers all such other assurances, consents, agreements, documents and instruments as may be reasonably required by the Purchasers to complete the transactions provided for in this Agreement, all of which shall be in form and substance satisfactory to the Purchasers, acting reasonably;

upon:

(d)	payment by the Acquirecos of the Closing Purchase Price to the Vendors by wire transfer of immediately available funds in the amounts and to the bank accounts specified in writing by the Vendors no later than three Business Days prior to Closing; and

(e)	delivery to and in favour of the Vendors of a letter of credit, in a form acceptable to the Vendors (acting reasonably), in the amount of the Holdback Amount, which letter of credit is to be available to be drawn upon by the Vendors in the event that the Purchasers fail to perform their obligation to pay the Holdback Amount in accordance with Section 2.2.

At the Closing Time, or as soon as practicable thereafter, the Vendors shall deliver the Other Assets to the Purchasers (or enter into appropriate agreements to transfer the benefit of the Other Assets to the Purchasers).

2.2	Holdback Amount

On the date which is five Business Days following the later of [completion of two conditions related to certain negotiations with third parties, details of which are redacted as commercially sensitive], the Purchasers shall pay the Holdback Amount by wire transfer of immediately available funds to the bank account specified in writing by HudBay (provided that in any event the Purchasers must receive at least three Business Days prior written notice of such bank account except that failure by HudBay to provide such notice shall not be considered to waive this payment obligation and payment shall be made no later than three Business Days following delivery of such notice). Promptly after receipt of such payment, HudBay shall return the letter of credit referred to in Section 2.1(e) to the Purchasers. For the avoidance of doubt, there is no time limit to accomplish [these conditions – specific details redacted as commercially sensitive information].

2.3	Taxes

The Acquirecos shall be responsible for any and all sales, use, stamp, or other similar transfer Tax imposed on them by applicable Law on the sale of the Purchased Business pursuant to this Agreement (hereinafter called “Transfer Tax”). Any Transfer Tax which the Acquirecos are required to pay and the Vendors are required to collect in respect of the Purchase Price shall be paid by the Acquirecos to the Vendors on Closing and shall be held in trust by the Vendors for the appropriate taxing authorities and the Vendors shall remit any such taxes to the appropriate taxing authorities within the prescribed time period and provide forthwith evidence of such remittance to the Acquirecos. Notwithstanding the foregoing, or any other provision of this Agreement, Acquirecos shall not, directly or indirectly, be responsible for the payment of any income tax or franchise tax imposed on (or measured by) a Vendor’s taxable income, capital tax imposed on (or measured by) a Vendor’s taxable capital or any similar Tax (including Guatemalan gross revenue tax) payable by the Vendors in connection with the transfer of the Purchased Business and the Vendors shall indemnify and save harmless the Acquirecos from and against any payments required to be paid by Acquirecos in respect of such and the provisions of Article 8 shall apply thereto mutatis mutandis, provided that claims for indemnification in respect of Tax matters pursuant to this Section 2.3 and in respect of which any Tax authority of competent jurisdiction, administering any Tax legislation pursuant to which the relevant entity is subject, has the right to assess, reassess or make additional assessments pursuant to the Tax legislation of such jurisdiction, may be made until 5:00 p.m. (Toronto time) on the day which is ninety (90) days following the day that the rights of assessment or reassessment referred to in this Section cease. If no claim has been made for indemnification pursuant to this Section 2.3 prior to such time, the Vendors shall have no further liability hereunder with respect to such matter; provided that for greater certainty if a claim by Acquirecos to Vendors has been made prior to such time, the right to indemnification in respect of such claim shall survive until the final determination or settlement of the claim.

2.4	Closing

The purchase, sale and transfer of the Purchased Business shall take place at a closing (the “Closing”) to be held at the Closing Time at the offices of Goodmans LLP, 333 Bay Street, Suite 3400, Toronto, ON Canada M5H 2S7, or such other place or places mutually agreed to in writing between the Purchasers and HudBay as the place at which the Closing shall take place.

2.5	Allocation

The Vendors and the Acquirecos agree (a) to allocate the Purchase Price among the Vendors and the Purchased Business, and (b) each Acquireco will acquire such portions of the Purchased Business, in a manner acceptable to the Vendors and the Purchasers, acting reasonably.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

The Purchasers jointly and severally make the following representations and warranties and acknowledge that the Vendors are relying on such representations and warranties in entering into this Agreement and in selling the Purchased Business to the Acquirecos and agree not to raise or take any position contrary to, or inconsistent with, these representations and warranties.

3.1	Organization and Qualification

Each of the Purchasers is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power, authority and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted.

3.2	Authority Relative to this Agreement

Each of the Purchasers has the requisite corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by each of the Purchasers and the performance by each of the Purchasers of its obligations under this Agreement have been duly authorized by the board of directors of each, and no other corporate proceedings on their parts are necessary to authorize this Agreement or the purchase of the Purchased Business as provided in this Agreement. This Agreement has been duly executed and delivered by each of the Purchasers and constitutes a legal, valid and binding obligation of each, enforceable against each in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

3.3	No Violations

Neither the authorization, execution and delivery of this Agreement by any of the Purchasers, nor the completion of the transactions contemplated hereby, nor the performance of their respective obligations hereunder, will: (1) violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any material provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under any of the terms, conditions or provisions of: (A) the constating documents governing the Purchasers or (B) any material Contract or other instrument or obligation to which the Purchasers or any of their respective Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which the Purchasers or any of their respective Subsidiaries is bound and, in each case, individually or in the aggregate would materially adversely affect any of the Purchasers’ ability to perform its obligations under this Agreement or (C) any Law applicable to the Purchasers or any of their respective Subsidiaries or any of their respective properties or assets; or (2) subject to obtaining the Key Regulatory Approvals: (A) result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to each of the Purchasers or any of their respective Subsidiaries or any of their respective properties or assets; or (B) require the consent, approval, notice or authorization, order, or agreement of, or registration with any Governmental Entity or other Person.

3.4	Funds Available

The Acquirecos have sufficient funds, or the Purchasers have made arrangements to ensure that the Acquirecos will have sufficient funds, to pay the Purchase Price in respect of all of the Purchased Business as it becomes due and payable.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE VENDORS

The Vendors jointly and severally hereby make the following representations and warranties and acknowledge that the Purchasers are relying on such representations and warranties in entering into this Agreement and in purchasing the Purchased Business from the Vendors and agree not to raise or take any position contrary to, or inconsistent with, these representations and warranties.

4.1	Organization and Qualification

Each of the Vendors and the Purchased Entities and their respective Subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power, authority and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted and is qualified to do business under the Laws of each jurisdiction in which it carries on business.

4.2	Authority Relative to this Agreement

Each of the Vendors and the Purchased Entities has the requisite corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by each of the Vendors and the Purchased Entities and the performance by each of the Vendors and the Purchased Entities of its obligations under this Agreement have been duly authorized by the board of directors of each, and by the general meeting of members of HMI NED and no other corporate proceedings on their parts are necessary to authorize this Agreement or the sale of the Purchased Business as provided in this Agreement. This Agreement has been duly executed and delivered by each of the Vendors and the Purchased Entities and constitutes a legal, valid and binding obligation of each, enforceable against each in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

4.3	No Violations

Neither the authorization, execution and delivery of this Agreement by any of the Vendors or the Purchased Entities, nor the completion of the transactions contemplated hereby, nor the performance of their respective obligations hereunder, will: (1) violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any material provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under any of the terms, conditions or provisions of: (A) the constating documents governing any of the Vendors or the Purchased Entities or any of the Purchased Entities’ Subsidiaries or (B) any Material Contract or other instrument or obligation to which any of the Vendors or the Purchased Entities or any of their respective Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which any of the Vendors or the Purchased Entities or any of their respective Subsidiaries is bound and, in each case, individually or in the aggregate would materially adversely affect any of the Vendors’ ability to perform its obligations under this Agreement, or (C) any Law applicable to any of the Vendors or the Purchased Entities or any of their respective Subsidiaries or any of their respective properties or assets; or (2) subject to obtaining the Key Regulatory Approvals: (A) result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to any of the Vendors or the Purchased Entities or any of their respective Subsidiaries or any of their respective properties or assets; or (B) require the consent, approval, notice or authorization, order, or agreement of, or registration with any Governmental Entity or other Person. There are no consents, approvals and notices required from any third party under any Contracts of the Vendors or any of the Purchased Entities or their respective Subsidiaries or to which any of them, or any of their respective properties or assets, may be subject or by which any of the Vendors or the Purchased Entities or any of their respective Subsidiaries is bound in order for the Vendors and the Purchased Entities to proceed with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement.

4.4	Capitalization

The equity interests of HMI NED consists of the membership interests outstanding and held by HudBay, HMI Nickel and Canco. The balance of the member capital account in the name of HudBay, HMI Nickel and Canco amounts to EUR 24,052.16, EUR 292,976,444 and EUR 100, respectively. The NED Interests are free and clear of all Liens of any kind or nature whatsoever held by third parties. No resolution has been taken by the general meeting and/or the board of directors of HMI NED regarding the admission of any new member not reflected in the register. No Person is entitled to become a member of HMI NED. The members’ register of HMI NED is true, accurate and complete. Except as contemplated by this Agreement, HMI NED has not taken any action with the aim or purpose of terminating any memberships and its board of directors have not passed any resolution concerning (i) the termination of any memberships and (ii) the removal of any member as member of HMI NED. Except as contemplated by this Agreement, neither HudBay nor HMI Nickel has taken any action with the aim or purpose of terminating its membership with HMI NED. The NED Interests are fully transferrable. The authorized share capital of Skye Guatemala consists of 5,000,000,000 shares with a par value of Q.1.00 each. The subscribed and paid-up capital of Skye Guatemala is Q.1,235,000.00 representing an aggregate of 1,235,000 shares, 1,234,999 shares of which are owned by HMI Nickel and 1 share of which is owned by Canco. There are no options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer of any securities of the Purchased Entities or their respective Subsidiaries, or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of the Purchased Entities or any of their respective Subsidiaries. All outstanding common shares and interests of the

Purchased Entities have been duly authorized and validly issued, and, where applicable, are fully paid and non-assessable. The NED Interests and the Skye Stock have been issued in compliance with all applicable Laws. There are no outstanding contractual or other obligations of either of the Purchased Entities or any of their respective Subsidiaries to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any of their respective outstanding securities. There are no outstanding bonds, debentures or other evidences of Indebtedness of the Purchased Entities or any of their respective Subsidiaries having the right to vote with the holders of the outstanding securities of the Purchased Entities or their respective Subsidiaries on any matters.

4.5	Subsidiaries

Schedule 4.5 of the HudBay Disclosure Letter includes complete and accurate lists of all Subsidiaries owned, directly or indirectly, by each Purchased Entity, each of which is wholly-owned other than as disclosed in Schedule 4.5 of the HudBay Disclosure Letter. All of the issued and outstanding shares of capital stock and other ownership interests in such Subsidiaries are duly authorized, validly issued, and, where applicable, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by the Purchased Entities are legally and beneficially owned by the Purchased Entities free and clear of all Liens, and there are no existing and unexercised options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of such Subsidiaries, except as disclosed in Schedule 4.5 of the HudBay Disclosure Letter. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any such Subsidiaries to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its share capital or other ownership interests. Except pursuant to this Agreement and as otherwise disclosed in Schedule 4.5 of the HudBay Disclosure Letter there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any such Subsidiaries. All ownership interests of the Purchased Entities and their respective Subsidiaries are legally and beneficially owned free and clear of all Liens of any kind or nature whatsoever. Except pursuant to this Agreement and as otherwise disclosed in Schedule 4.5 of the HudBay Disclosure Letter, none of the issued and outstanding shares or other ownership interests in the capital of the Purchased Entities or any of their respective Subsidiaries are subject to the terms of any shareholders’ agreement, pooling agreement, member agreements, voting trust or other agreement or understanding with respect to voting, acquisition, disposition or other dealing or holding of any such shares or other ownership interests.

4.6	HudBay Financial Statements

(a)

The HudBay Financial Statements as presented individually by entity have been prepared on a cost basis with respect to the BVI Subsidiaries and in accordance with local tax rules with respect to the Guatemalan Purchased Entity and Subsidiaries. The consolidation of the HudBay Financial Statements, together with the consolidation adjustments and other IFRS adjustments, are prepared in accordance with IFRS (except the statement of operations for the year ended

December 31, 2009, which has been prepared in accordance with GAAP) and present fairly in all material respects the financial condition and position of the Purchased Entities, taken as a whole and including all consolidation adjustments and other IFRS adjustments, as at the dates thereof and the results of operations and changes in financial position of the Purchased Entities for the periods covered by such financial statements subject to, in the case of the interim financial statements, normal and recurring year-end adjustments that will not, individually or in the aggregate, be material, and are in all material respects complete and correct, and do not contain or reflect any material inaccuracies or discrepancies.

(b)	The books of account and other financial records of the Purchased Entities and their respective Subsidiaries (i) reflect all items of income and expense and all assets and liabilities required to be reflected therein in accordance with local tax and accounting (excluding any purchase price allocation entries and other IFRS adjustments) regulations applied on a consistent basis in accordance with the past practices of the Purchased Entities and their respective Subsidiaries and (ii) have been maintained in accordance with good business and accounting practices.

(c)	The Purchased Entities and their respective Subsidiaries maintain systems of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of consolidated financial statements for the group of entities in conformity with IFRS, and (iii) access to assets is permitted only in accordance with management’s general or specific authorization.

(d)	Schedule 4.6 of the HudBay Disclosure Letter sets forth a true, correct and complete list and description of all bank accounts used by the Purchased Entities and their respective Subsidiaries as well as the name of each Person with signing authority or access thereunder.

(e)	Since December 31, 2010, none of the Purchased Entities or any of their respective Subsidiaries nor, to the knowledge of the Vendors, any director, officer, employee, auditor, accountant or representative of the Vendors, Purchased Entities or any of their respective Subsidiaries, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Purchased Entities or any of their respective Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that any such entity has engaged in questionable accounting or auditing practices. Since December 31, 2010, there have been no internal investigations regarding accounting issues relating to the Purchased Entities or any of their respective Subsidiaries discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the board of directors of the Vendors or any committee thereof.

4.7	Books and Records

The financial books, records and accounts of the Purchased Entities and their respective Subsidiaries (the “Books and Records”), in all material respects: (i) have been maintained in accordance with the Laws of the respective jurisdictions, (ii) in each case are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets and liabilities of the Purchased Entities and their respective Subsidiaries (except for purchase price allocation adjustments and other GAAP and IFRS adjustments), (iii) with respect to CGN, accurately and fairly reflect the basis for HudBay Financial Statements, and (iv) have been made available to the Purchasers. All such Books and Records are in the control of, and are owned by, the Purchased Entities or their respective Subsidiaries.

4.8	Minute Books

The minute books of each of the Purchased Entities and their respective Subsidiaries are true and correct in all material respects.

4.9	No Undisclosed Liabilities

Other than as disclosed in Schedule 4.9 of the HudBay Disclosure Letter, the Purchased Entities and their respective Subsidiaries have no outstanding Indebtedness or liabilities (whether absolute, accrued, contingent or otherwise, including Tax liabilities), and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or Indebtedness of any Person (whether absolute, accrued, contingent or otherwise), other than those identified in the HudBay Financial Statements or, to the extent disclosed in Schedule 4.9 of the HudBay Disclosure Letter, incurred in the ordinary course of business since the date of the most recent financial statements of the Purchased Entities.

4.10	Litigation

Except as disclosed in Schedule 4.10 of the HudBay Disclosure Letter, there are no material Claims pending or, to the knowledge of the Vendors, threatened against or affecting the Purchased Entities or any of their respective Subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under civil, administrative, criminal or Environmental Laws. Neither the Purchased Entities nor any of their respective Subsidiaries nor their respective material assets or properties are subject to any outstanding material award, judgment, order, writ, injunction or decree.

4.11	Taxes

(a)

Each of the Purchased Entities and their respective Subsidiaries has duly and timely filed (or there have been filed on its behalf) with the appropriate Governmental Entity all Returns required to be filed by or on behalf of it for all periods ending prior to the date hereof. All such Returns are complete and correct in all material respects and no material fact has been omitted therefrom. No extension of time in which to file any such Returns is in effect. All Taxes shown on all such Returns or any assessments or reassessments in respect of any such

Returns, and all Taxes required to be paid by the Purchased Entities and their respective Subsidiaries, have been paid in full. The provision for Taxes on the HudBay Financial Statements will constitute an adequate provision for the payment of all Taxes in respect of all periods ending on or before the Closing Date. None of the Purchased Entities or their respective Subsidiaries is in default in respect of any Taxes for any period or portion of period ending on or prior to the Closing Date.

(b)	No Governmental Entity has asserted, or, to the knowledge of the Vendors, is threatening to assert, against any of the Purchased Entities or their respective Subsidiaries any material deficiency or claim for Taxes, and no Governmental Entity has challenged or disputed a filing position taken by any of the Purchased Entities or their respective Subsidiaries in any Return.

(c)	(c) There are currently no material Tax actions, suits, proceedings, audits, investigations or claims now existing, pending or, to the knowledge of the Vendors, threatened against any of the Purchased Entities or their respective Subsidiaries. No Tax reassessments in respect of any of the Purchased Entities or their respective Subsidiaries have been issued and are outstanding, and there are no outstanding issues or matters in respect of Taxes which have been raised and communicated to any of the Purchased Entities or their respective Subsidiaries by any Governmental Entity. None of the Purchased Entities or their respective Subsidiaries has received any indication from any Governmental Entity that an assessment or reassessment of it is proposed in respect of any Taxes None of the Purchased Entities or their respective Subsidiaries has executed or filed with any Governmental Entity any agreement or waiver extending the period for assessment, reassessment, payment or collection of any Taxes, or otherwise waived any statute of limitations in respect of Taxes.

(d)	No lien for Taxes has been filed or exists other than for Taxes not yet due and payable.

(e)	Since the HudBay Acquisition Date, and, to the knowledge of the Vendors, prior to the HudBay Acquisition Date, each of the Purchased Entities and each of their respective Subsidiaries has withheld from each payment made to any Person all amounts required by applicable Law to be withheld, and has remitted such withheld amounts within the prescribed periods to the appropriate Governmental Entity, and each Purchased Entity and each of their respective Subsidiaries has charged, collected and remitted on a timely basis all Taxes as required under applicable Law on any sale, supply or delivery whatsoever, made by such Purchased Entity or any Subsidiary thereof.

(f)	None of the Purchased Entities or their respective Subsidiaries is party to or bound by any tax sharing agreement, tax indemnity obligation in favour of any Person or similar agreement in favour of any Person with respect to Taxes.

(g)	None of the Purchased Entities or their respective Subsidiaries is or has been at any time after HudBay Acquisition Date, or to the knowledge of the Vendors has ever been, required to file Returns in a jurisdiction other than its jurisdiction of formation as set out in Schedule 4.5 of the HudBay Disclosure Letter, or is or was at any time after HudBay Acquisition Date or, to the knowledge of the Vendors was at any other time, liable to Tax in a jurisdiction other than those jurisdictions in which it has filed a Return. To the knowledge of the Vendors, no claim has ever been made by a Governmental Entity in a jurisdiction where a Purchased Entity or a Subsidiary of a Purchased Entity does not file Returns that it is or may be subject to Tax assessed by such jurisdiction or to a filing requirement therein. Without limiting the generality of the foregoing, none of the Purchased Entities or their respective Subsidiaries is or has been at any time after HudBay Acquisition Date, or to the knowledge of the Vendors has ever been, resident for Tax purposes in Canada, the United States or any other jurisdiction other than its jurisdiction of formation as set out in Schedule 4.5 of the HudBay Disclosure Letter.

(h)	Except as disclosed in Schedule 4.11 of the HudBay Disclosure Letter, the following entities have the following tax attributes in Guatemala:

[Note: Commercially sensitive information redacted.]

4.12	Insurance

Schedule 4.12 of the HudBay Disclosure Letter sets forth a true and complete list of all insurance policies in force that are specific to the Purchased Entities or their respective Subsidiaries and of any pending Claims under an insurance policy. The Vendors have heretofore provided the Purchasers with a copy of each such policy. All such policies are in full force and effect and, to the knowledge of the Vendors, there is no default thereunder by the insurers or the Purchased Entities or their respective Subsidiaries and the Purchased Entities or their respective Subsidiaries have not failed to promptly give any notice or present any material Claim thereunder.

4.13	Compliance with Laws, Licenses and Permits

(a)	Except as disclosed in Schedule 4.13 of the HudBay Disclosure Letter, each of the Purchased Entities and their respective Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable Laws and possesses all material Permits (which Permits are listed in Schedule 4.13 of the HudBay Disclosure Letter and are held free and clear of all Liens other than the rights of the Person granting the Permit, which may be considered Liens) necessary to carry on the business currently carried on, or contemplated to be carried on as set forth in the Fenix Feasibility Study, by it, is in compliance in all material respects with the terms and conditions of all such Permits and with all Laws, regulations, tariffs, rules, orders and directives material to the operations thereof. Except as set out in Schedule 4.13 of the HudBay Disclosure Letter, none of the Vendors or any of the Purchased Entities or their respective Subsidiaries has received any written or, to the knowledge of the Vendors, other notice of the modification, revocation or cancellation of, or any intention to modify, revoke or cancel, or any proceeding relating to the modification, revocation or cancellation of any such Permit.

(b)	None of the Purchased Entities or their respective Subsidiaries or, to the knowledge of Vendors, any director, officer, agent, employee, partner or Affiliate of the Purchased Entities or their respective Subsidiaries, has taken any action, directly or indirectly, that would reasonably be expected to result in (i) a violation by such Persons of any applicable Laws and regulations relating to bribery or corruption, including with respect to making any offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any official of any Governmental Entity or any foreign political party or official thereof or any candidate for foreign political office or (ii) a violation or operation in noncompliance with any export restrictions, anti-boycott regulations, embargo regulations or other applicable Laws and regulations.

(c)	[Note: Commercially sensitive information redacted.]

4.14	Property

(a)	Schedule 4.14 of the HudBay Disclosure Letter lists all: (A) Concessions and (B) Lands. Except as disclosed in the Schedule 4.14 of the HudBay Disclosure Letter:

(i)	the Concessions are the only mining concessions, claims, leases, licenses, permits and other rights that are required to explore for, exploit, develop, mine and produce minerals at the Fenix Project; and

(ii)	the Lands are the only interest in real property, including licences, leases, rights of way, surface rights, easements or other real property interests that are required to access the Fenix Project in connection with the activities contemplated in the Fenix Feasibility Study.

(b)	Except as disclosed in Schedule 4.14 of the HudBay Disclosure Letter, each Concession is in full force and effect and in good standing in all material respects and each Concession and all of the Lands are held by the Purchased Entities or their respective Subsidiaries free and clear of all Liens. Schedule 4.14 of the HudBay Disclosure Letter sets out an up to date, true and accurate list in all material respects of (i) the interests of the Purchased Entities and their respective Subsidiaries in each of the Concessions and Lands; and (ii) the agreement or document pursuant to which such Concessions were acquired by the Purchased Entities or their respective Subsidiaries.

(c)	Except as disclosed in Schedule 4.14 of the HudBay Disclosure Letter, and applying customary standards in the mining industry in Guatemala:

(i)	each Concession is in good standing and has been properly located and recorded in compliance with applicable Laws and is comprised of valid and subsisting mineral claims in each case in all material respects;

(ii)	any and all (a) assessment work required, and (b) other work required by applicable Laws, to be performed and filed under the Concessions has been performed and filed in all material respects;

(iii)	any and all Taxes and other payments required to be paid in respect of the Concessions and the Lands have been paid in all material respects;

(iv)	any and all filings required to be filed in respect of the Concessions and the Lands have been filed;

(v)	the Purchased Entities or their respective Subsidiaries have the exclusive right to deal with the Concessions and the Lands;

(vi)	no other Person has any interest in the Concessions or the Lands or any right to acquire any such interest;

(vii)	there are no mining concessions, claims, interests in real and immoveable property, leases, licences, permit or any other rights conflicting with the Concessions or the Lands;

(viii)	there are no back-in rights, earn-in rights, rights of first refusal, royalty rights or similar provisions which would affect the Purchased Entities’ or their respective Subsidiaries’ interests in the Concessions or the Lands; and

(ix)	none of the Purchased Entities nor their respective Subsidiaries have received any notice, whether written or oral from any Governmental Entity or any Person with jurisdiction or applicable authority of any default under, or of any revocation or intention to revoke, the Concessions, the Lands, or the Purchased Entities’ or their respective Subsidiaries’ interests therein.

(d)	The Vendors have provided the Purchasers with access to full and complete copies of all material exploration information and data within the possession or control of the Vendors, the Purchased Entities and their respective Subsidiaries, including, without limitation, geological, geophysical and geochemical information and data (including drill, sample and assay results and maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Concessions, the Lands or the Fenix Project and, except as stated to the contrary in any such document or as otherwise provided in Schedule 4.14 of the HudBay Disclosure Letter, the Purchased Entities have the sole right, title, ownership and right to use and disclose to the Purchasers all such information, data reports and studies.

(e)

Except as disclosed in Schedule 4.14 of the HudBay Disclosure Letter, all work and activities carried out on the Concessions and the Lands by the Purchased Entities or their respective Subsidiaries or, to the knowledge of the Vendors, by any other Person appointed by the Purchased Entities or their respective

Subsidiaries have been carried out in all material respects in compliance with all applicable Laws, and none of the Purchased Entities nor their respective Subsidiaries, nor, to the knowledge of the Vendors, any other Person, has received any notice of any material breach of any such applicable Laws.

(f)	The Purchased Entities and their respective Subsidiaries have disclosed to the Purchasers all material facts of which the Vendors have knowledge relating to the Concessions, the Lands and the Fenix Project.

(g)	The Fenix Feasibility Study was as at the date thereof, true and correct in all material respects and did not omit to state any material fact required to be stated or reflected therein or which was necessary to make the statements contained therein not misleading. Since the date of the Fenix Feasibility Study, there has been no material reduction in the estimated mineral reserves or estimated mineral resources of the Fenix Project from the amounts disclosed in the Fenix Technical Report.

(h)	Schedule 4.14 of the HudBay Disclosure Letter lists each item of Personal Property having a value greater than $5,000 owned by either Purchased Entity and/or each Subsidiary thereof, which, in the aggregate, had a book value in the Books and Records of the Purchased Entities or such Subsidiary, as the case may be, at the date of the most recent HudBay Financial Statements, of more than GTQ28,357,740.25. Except as disclosed in Schedule 4.14 of the HudBay Disclosure Letter, no such Personal Property is in the possession of a third party and neither the Purchased Entities nor their respective Subsidiaries has assets on consignment. Except as disclosed in Schedule 4.14 of the HudBay Disclosure Letter, each item of Personal Property is held free and clear of all Liens.

(i)	None of the Purchased Entities or their respective Subsidiaries is a party to any Personal Property Lease other than non-material office equipment leases and the Vendors are not aware of any Personal Property on the Lands of which the Purchased Entities and their Subsidiaries have possession that are owned by a third party having a value greater than $5,000, other than Personal Property of utilities, Asociación de Mineros Solidaristas del Estor de Compañía Guatemalteca de Níquel, Fundación Raxché and other similar service providers in the normal course.

(j)	Except as disclosed in Schedule 4.14 of the HudBay Disclosure Letter, the rights, properties and assets of the Purchased Entities comprise in all material respects all the rights, properties and assets used in and necessary to the conduct of the Purchased Business as it is conducted on the date of this Agreement by the Vendors and their Affiliates. Following the Closing Date, no Vendor nor any Affiliate of any Vendor will own or hold any material rights, properties or assets used or held for use principally in the Purchased Business.

4.15	Contracts

Schedule 4.15 of the HudBay Disclosure Letter sets forth a complete and accurate list of all Material Contracts to which any of the Purchased Entities or their respective Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which any of the Purchased Entities or any of their respective Subsidiaries is bound. All Material Contracts are in full force and effect, and the Purchased Entities or their respective Subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. The Vendors have provided to the Purchasers true and complete copies of all Material Contracts. All of the Material Contracts are valid and binding obligations of the Purchased Entity or its Subsidiary that is party thereto, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. In all material respects, the Purchased Entities and their respective Subsidiaries have complied with the terms of such Material Contracts, have paid amounts due thereunder, have not waived any rights thereunder and no default or breach exists in respect thereof on the part of any of the Purchased Entities or their respective Subsidiaries or, to the knowledge of the Vendors, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of the Material Contracts. As at the date hereof, none of the Purchased Entities nor any of their respective Subsidiaries has received written or, to the knowledge of the Vendors, oral notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of the Vendors, no such action has been threatened.

4.16	Employment and Benefit Matters

(a)	Other than as disclosed in Schedule 4.16 of the HudBay Disclosure Letter and those established by Laws, CGN is not a party to or bound by any oral or written contract or commitment providing for (i) severance, notice of termination or pay in lieu of notice of termination or termination, severance, retention or similar payments or (ii) cash or other compensation or benefits to any director, officer, employee, consultant or agent upon or as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement.

(b)	Other than as disclosed in Schedule 4.16 of the HudBay Disclosure Letter, CGN has not made any contract or agreements with, or commitment to, any labour union, employee association or other similar entity or made commitments to or conducted negotiations with any labour union or employee association or similar entity with respect to any future agreements. No trade union, employee association or other similar entity has any bargaining rights acquired by either certification or voluntary recognition with respect to the employees of CGN.

(c)

Other than as disclosed in Schedule 4.16 of the HudBay Disclosure Letter, there has been no and, to the knowledge of the Vendors, there is no threat of any (A) strike, lock-out, work stoppage, work slow down or labour dispute in the past three years, or (B) material outstanding labour or employment proceedings of any kind (including unfair labour practice complaints, grievances, arbitrations or applications for declaration of related or successor employer) in respect of the employees of CGN.

(d)	Schedule 4.16 of the HudBay Disclosure Letter contains a complete and accurate list of all Benefit Plans. To the extent required, all of the Benefit Plans have been approved by the appropriate authorities. All material obligations of CGN required to be performed in connection with the Benefit Plans and funding media established therefor, including the making or payment of contributions or premiums, have been performed, and there are no material outstanding defaults or violations by CGN. There are no outstanding material liabilities under any Tax Laws with respect to the Benefit Plans. No Benefit Plan provides benefits to retirees or to Employees after termination of employment or provides for retroactive charges or premium increases. There are no participants or other individuals entitled to participate in any Benefit Plan other than current or former employees, directors or officers of CGN.

(e)	Schedule 4.16 of the HudBay Disclosure Letter contains a complete and accurate list of (i) the name, job title, current monthly gross rate of pay, bonuses and date and amount of last salary increase of all employees of CGN, and all such employees have executed either a form of the model contract, made available to the Purchaser, or a specific contract, made available to the Purchaser, (ii) those employees that have executed the form of model contract and those employees that have executed a specific contract, and (iii) all presently outstanding loans and advances (other than routine travel advances) made by CGN to any employee and the current status thereof. CGN is, and as of the Closing Date will be in compliance in all material respects with all applicable Laws with respect to its employees, including, salaries, wages, bonuses, dividends, profit distribution, pay increases, payment of sales commissions, and the corresponding payment of any labor charges and social security and other payments under any applicable Laws.

(f)	As of the Closing Date, CGN shall have no labor-related liability (whether absolute, accrued, contingent or otherwise) to former employees (being only those no longer employed on the Closing Date), including without limitation, liabilities for accrued bonuses, vacations and/or sales commissions, all of which shall have been paid before the Closing Date.

(g)	CGN is not now subject to a determination under applicable Laws to the effect that any individuals currently directly or indirectly performing services to CGN, are entitled to benefits granted to employees under applicable Laws or should otherwise be treated as employees for tax purposes or otherwise. As of the Closing Date, CGN shall have no accrued liabilities with regard to its consultants or other service providers or outsourced contractors or subcontractors other than in the ordinary course.

(h)	None of the Purchased Entities or any of their respective Subsidiaries (other than CGN) have any employees, contractors or subcontractors providing services in the nature of employment.

4.17	Environmental Matters

Each of the Purchased Entities and their respective Subsidiaries and their respective predecessors and their respective businesses, operations, and properties (including the Lands and the waters on or under the Lands):

(a)	is and, to the knowledge of the Vendors, has been in material compliance with all Environmental Laws and all terms and conditions of all Environmental Permits;

(b)	except as disclosed in Schedule 4.17 of the HudBay Disclosure Letter, has not, to the knowledge of the Vendors, used any of its property or assets, or permitted them to be used, to generate, manufacture, refine, treat, transport, store, handle, dispose of, transfer, produce or process any Hazardous Substance except in compliance with all Environmental Laws, and in particular, no part of the Lands or other assets of the Purchased Entities or their Subsidiaries contains a Hazardous Substance which exceeds an applicable soil, groundwater or other environmental, health or safety criterion or standard published or enacted by a Governmental Entity having jurisdiction over the Lands or the Concessions, whether or not such criterion or standard constitutes Environmental Law;

(c)	has not received any order, request or notice from any Person alleging a violation of any Environmental Law other than as set forth in Schedule 4.17 of the HudBay Disclosure Letter;

(d)	holds all Environmental Permits (as set forth in Schedule 4.17 of the HudBay Disclosure Letter) necessary to conduct operations in respect of the Fenix Project to the extent currently conducted and all such Environmental Permits are valid and in full force and effect;

(e)

except as disclosed in Schedule 4.17 of the HudBay Disclosure Letter, (i) is not a party to any litigation or administrative proceeding or Claim, nor so far as it knows is any litigation or administrative proceeding or Claim threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substance, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substance; (ii) has no knowledge of any conditions existing currently which could reasonably be expected to subject it to damages, penalties, injunctive relief or cleanup costs under any Environmental Laws or which require or are likely to require cleanup, removal, remedial action or other response by it pursuant to applicable Environmental Laws; and (iii) is not subject to any judgment, decree, order or citation related to or arising out of applicable

Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws;

(f)	except as disclosed in Schedule 4.17 of the HudBay Disclosure Letter, is not involved in operations and does not know of any facts, circumstances or conditions, including any Release of Hazardous Material, that would reasonably be expected to result in any material Environmental Liabilities; and

(g)	since December 31, 2008, has maintained in all material respects all environmental and operating documents and records in the manner and for the time periods required by any Environmental Law and has conducted the environmental audits in respect of the Purchased Business, and the property or assets of the Purchase Entities or any of their respective Subsidiaries as set forth in Schedule 4.17 of the HudBay Disclosure Letter.

4.18	Expropriation

No part of the property or assets of any of the Purchased Entities or their respective Subsidiaries has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given or commenced nor do the Vendors know of any intent or proposal to give such notice or commence any such proceedings.

4.19	BIT

To the knowledge of the Vendors, there is no arbitral award, judgment, injunction, ruling, order, decree or any written or oral communication from any Guatemalan or Dutch Governmental Entity to the Vendors, the Purchased Entities or any of their respective Subsidiaries to the effect that any such Governmental Entity does not accept that HMI NED and its Subsidiaries can benefit from the protection granted by the Agreement Between the Republic of Guatemala and the Kingdom of the Netherlands on the Promotion and Reciprocal Protection of Investments.

4.20	Restrictions on Business Activities

There is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon any of the Purchased Entities or its Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted, which could reasonably be expected to have a Material Adverse Effect.

4.21	Brokers

Except for Morgan Stanley & Co. Incorporated, the fees of which will be paid by or on behalf of HudBay, none of the Purchased Entities or the Vendors have engaged any broker or other agent in connection with the transactions contemplated in this Agreement and, accordingly, there is no commission, fee or other remuneration payable by the Purchased Entities to any broker, underwriter or agent who purports or may purport to act or have acted for the Purchased Entities or the Vendors.

4.22	Bankruptcy, Insolvency and Reorganization

None of the Vendors, the Purchased Entities or any of their respective Subsidiaries is an insolvent person within the meaning of the Bankruptcy and Insolvency Act (Canada) nor has any of the Vendors or, to the knowledge of the Vendors, the Purchased Entities or any of their respective Subsidiaries made an assignment in favour of its creditors nor a proposal in bankruptcy to its creditors or any class thereof nor had any petition for a receiving order presented in respect of it nor undertaken a demerger or the transfer of its statutory seat or effective place of its management. None of the Vendors, the Purchased Entities or any of their respective Subsidiaries has initiated proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution or a demerger or the transfer of its statutory seat or effective place of its management. No receiver is currently appointed in respect of the Purchased Entities or any of their respective Subsidiaries, or any of their respective property or assets and no execution or distress is currently levied upon any of the property or assets of the Purchased Entities or any of their respective Subsidiaries. Since December 31, 2008, no act or proceeding has been taken or authorized by or against the Purchased Entities or any of their respective Subsidiaries with respect to any amalgamation, merger, consolidation, arrangement or reorganization of, or relating to the Purchased Entities or any of their respective Subsidiaries nor have any such proceedings been authorized by any other Person.

4.23	Intellectual Property

(a)	All Intellectual Property owned by the Purchased Entities or their respective Subsidiaries and the Intellectual Property that is part of Other Assets and owned by HMI Nickel that has been created in whole or in part by current or past employees, consultants or independent contractors, any rights therein of such persons have been irrevocably assigned in writing to the Purchased Entities or their respective Subsidiaries or HMI Nickel, as applicable, and, as applicable, such persons have waived all moral rights in such person’s contribution to such Intellectual Property or component thereof.

(b)	To the Vendors’ knowledge, there is no infringement by third parties of any Intellectual Property owned, licensed or commercialized by HMI Nickel, the Purchased Entities or their respective Subsidiaries.

(c)	All Intellectual Property owned by the Purchased Entities or their respective Subsidiaries and the Intellectual Property that is part of Other Assets and owned by HMI Nickel is valid and subsisting and to the Vendors’ knowledge there are no facts which would ground a challenge to such ownership or validity. There is no action, suit, proceeding or claim pending or to the Vendors’ knowledge, threatened by others challenging HMI Nickel’s, the Purchased Entities’ or their respective Subsidiaries’ rights in or to any Intellectual Property or the validity or scope of any Intellectual Property owned, licensed or commercialized by HMI Nickel, the Purchased Entities or their respective Subsidiaries that is used for the conduct of the Purchased Entities’ or their respective Subsidiaries’ business as currently carried on and proposed to be carried on in the Fenix Feasibility Study.

(d)	The conduct of the Purchased Entities’ or their respective Subsidiaries’ business as currently carried on and proposed to be carried on in the Fenix Feasibility Study does not, and to the knowledge of the Vendors, will not, infringe the intellectual property rights of any other person.

4.24	Absence of Changes

Since December 31, 2010, except as disclosed in Schedule 4.24 of the HudBay Disclosure Letter:

(a)	there has not been any Material Adverse Effect or any event or occurrence that would reasonably be expected to result in a Material Adverse Effect; and

(b)	neither the Purchased Entities nor any of their respective Subsidiaries have taken any action that, if taken after the date hereof, would require the prior written consent of the Purchasers pursuant to Section 6.1.

4.25	Other Assets

The Vendors have good and marketable title to, or a valid leasehold interest in, all of the Other Assets, in each case free and clear of all Liens. Exhibit D lists all assets relating to the Fenix Project that are owned by HudBay and/or any of its Subsidiaries (other than the Purchased Entities or any of their respective Subsidiaries) which are required to explore for, exploit, develop, mine and produce minerals at the Fenix Project.

4.26	Non-Arm’s Length Transactions

Except as disclosed in Schedule 4.26 of the HudBay Disclosure Letter:

(a)	neither the Purchased Entities nor any of their respective Subsidiaries has made any payment or loan to, or borrowed any monies from or is otherwise indebted to, any present or former officer, director, employee, shareholder or any other Person with whom such Person is not dealing at arm’s length or any Affiliate of any of the foregoing, except for usual compensation to officers, directors and employees paid in the ordinary and normal course of business, consistent with past practice, and no present or former officer, director, employee, shareholder or any other Person with whom such Person is not dealing at arm’s length or any Affiliate of any of the foregoing owns, has or is entitled to any royalty, net profits interest, carried interest or any other Liens or interests which are based on production from the properties of the Purchased Entities or any of their respective Subsidiaries or any revenue or rights attributed thereto; and

(b)	there are no Intercompany Agreements, Intercompany Indebtedness or other agreements, arrangements, transactions or proposed transactions between any one or more of the Purchased Entities or any of their respective Subsidiaries, on the one hand, and either of the Vendors or any officer, director, employee or Affiliate of the Vendors (other than the Purchased Entities and their respective Subsidiaries), on the other hand.

ARTICLE 5

SURVIVAL OF REPRESENTATIONS AND WARRANTIES

5.1	Nature and Survival of the Vendors’ Representations, Warranties and Agreements

(a)	Representations and Warranties

The representations and warranties of the Vendors contained in this Agreement shall survive the Closing for the benefit of the Purchasers as follows:

(i)	as to the representations and warranties contained in Sections 4.1 to 4.5, indefinitely;

(ii)	as to the representations and warranties contained in Section 4.11, until 90 days after the date on which the relevant Governmental Entity is no longer entitled to assess or reassess the relevant Purchased Entity or its Subsidiary in respect of the subject matter to which such representation and warranty relates; having regard without limitation to any waiver given by such Purchased Entity or its Subsidiary with the consent of the Vendors (not to be unreasonably withheld or delayed) in respect of such matter and, for greater certainty, any entitlement of any Governmental Entity to assess or reassess a Purchased Entity or its Subsidiary without limitation under applicable Law; and

(iii)	as to all other representations and warranties, until 24 months following the Closing Date,

in each case unless a notice of a bona fide Claim shall have been given in writing before the expiry of that period, in which case the representation and warranty to which such notice applies shall survive in respect of that Claim until the final determination or settlement of that Claim.

(b)	Covenants and Agreements

The covenants and agreements of the Vendors contained in this Agreement shall survive the Closing for the benefit of the Purchasers until the last date on which any such covenants and agreements are performed or satisfied.

5.2	Nature and Survival of the Purchasers’ Representations, Warranties and Agreements

(a)	Representations and Warranties

The representations and warranties of the Purchasers contained in this Agreement shall survive the Closing for the benefit of the Vendors indefinitely.

(b)	Covenants and Agreements

The covenants and agreements of the Purchasers contained in this Agreement shall survive the Closing for the benefit of the Vendors until the last date on which any such covenants and agreements are performed or satisfied which, for greater certainty, for purposes of Section 6.6 and Section 6.8 shall be the expiry of any applicable statute of limitations or the rendering of a final, non-appealable decision in respect of any Vendor Litigation.

ARTICLE 6

COVENANTS

6.1	Purchased Entities Operating Covenants

From the date of this Agreement until the earlier to occur of Closing and termination of this Agreement in accordance with its terms, the Vendors shall cause each of the Purchased Entities and their respective Subsidiaries to, except with the Purchasers’ prior written consent (not to be unreasonably withheld or delayed) or as otherwise contemplated by this Agreement or as disclosed in Schedule 6.1 of the HudBay Disclosure Letter:

(a)	carry on its business in the usual and ordinary course in substantially the same manner as heretofore conducted and use all commercially reasonable efforts to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it;

(b)	keep in full force CGN’s current insurance policies or without permitting any termination, cancellation or lapse thereof, enter into replacement policies providing coverage equal to or greater than the coverage under those cancelled, terminated or lapsed for substantially similar premiums;

(c)	perform in all material respects its obligations under its Contracts, agreements, commitments, licenses and Permits;

(d)	not enter into, amend in any material respect or terminate any Contract except in the ordinary course of business;

(e)	comply with applicable Laws in all material respects;

(f)	not amend its articles of incorporation or by-laws or equivalent organizational or constating documents;

(g)	not merge or amalgamate with, or agree to merge or amalgamate with, or purchase substantially all of the assets of, or otherwise acquire any other Person or business;

(h)	not sell, lease or encumber any material properties or assets or approve or undertake any other material transaction;

(i)	not issue or sell, or transfer, authorize for issuance or sale or transfer, or grant options, warrants or rights to subscribe for or purchase or acquire, any shares or other ownership rights;

(j)	not admit any new members of HMI NED and not take any action with the aim or purpose of (i) terminating the memberships of HudBay and/or HMI Nickel and/or (ii) removing HudBay and/or HMI Nickel as members of HMI NED;

(k)	other than changes to employee compensation in the ordinary course, not increase in any manner the compensation or benefits paid to any Employees or consultants;

(l)	not incur, assume or guarantee any Indebtedness or incur any other obligation or liability (fixed or contingent) except for unsecured current obligations of less than $100,000 individually and $500,000 in the aggregate incurred in the ordinary course of business;

(m)	not make any capital expenditure other than pursuant to commitments existing as of the date hereof or in the ordinary course;

(n)	not make any change to its accounting principles, policies, practices or methods nor refile or amend any material Return or make any material Tax election or designation;

(o)	not make any change in respect of any shares of its capital or other ownership interests, declare, set aside or pay any cash or non-cash dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of its shares or other ownership interests, or redeem or otherwise acquire any shares of its capital or other ownership interests;

(p)	not enter into, amend or terminate any employment, labour, consulting or service contract or Benefit Plan

(q)	not settle or compromise any pending litigation; or

(r)	not agree to take any action or do anything that is otherwise prohibited pursuant to the terms of this Section 6.1.

6.2	Access to Information

Between the date of this Agreement and the Closing, the Vendors shall permit the Purchasers and their Representatives to have reasonable access during business hours, so as to not disrupt the business or operations thereof, to the offices, properties, plants, facilities and other assets of the Purchased Entities and the Material Subsidiaries. The Vendors shall make available to the Purchasers and their Representatives copies of the books and records of the Purchased Entities and the Material Subsidiaries (subject to any confidentiality agreements or covenants relating to any such books and records and any limitations that are required to preserve any applicable attorney-client privilege), and such additional financial and operating data and other information regarding the assets, properties, liabilities and goodwill of the Purchased Entities and the Material Subsidiaries as the Purchasers and their Representatives shall from time to time reasonably request. No investigation by the Purchasers or their Representatives shall diminish or obviate any of the representation, warranties, covenants or agreements of the Vendors contained in this Agreement. The Parties acknowledge and agree that information furnished pursuant to this Section 6.2 shall be subject to the terms and conditions of the Confidentiality Agreement.

6.3	Notice by HudBay of Certain Matters

Prior to the Closing, HudBay shall give Notice to the Purchasers of the occurrence, or failure to occur, of any event or development of circumstances which occurrence or failure would reasonably be considered to be likely to cause (a) any representation or warranty of the Vendors contained in this Agreement to be untrue or inaccurate in any material respect, and (b) the failure of the Vendors to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by them under this Agreement.

6.4	Notice by Solway of Certain Matters

Prior to Closing, Solway shall give Notice to the Vendors of the occurrence, or failure to occur, of any event or development of circumstances which occurrence or failure would reasonably be considered to be likely to cause (a) any representation or warranty of the Purchasers contained in this Agreement to be untrue or inaccurate in any material respect, and (b) the failure of the Purchasers to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement.

6.5	Confidentiality

Solway and HudBay hereby agree that they will continue to be bound by the terms of the Confidentiality Agreement in accordance with the terms thereof except that it is agreed that this Agreement and the transactions contemplated hereby do not constitute “Information” for the purposes thereof and this Agreement (together with all Exhibits and the HudBay Disclosure Letter and any amendment) will be publicly filed by HudBay (redacted in accordance with applicable law).

6.6	Taxation Matters

(a)

The Purchasers shall prepare or cause to be prepared all Returns required to be filed by the Purchased Entities and their respective Subsidiaries after the Closing Date with respect to taxable periods ending on or before the Closing Date. Such Returns shall be prepared in accordance with applicable Laws and in a manner consistent with past Returns of the Purchased Entities and their respective Subsidiaries. HudBay shall be given a copy of such Returns at least 14 days prior to the date on which such Returns are filed for the purposes of reviewing and commenting on such Returns and the Purchasers agree to include all reasonable changes to such Returns that are requested by HudBay within 10 days of the date on which they receive such Returns, provided that the Purchasers shall determine whether any changes requested by HudBay are reasonable. The Purchasers shall file or cause to be filed all such Returns described above, and (without limiting the generality of Section 8.1(a)) the Vendors shall deliver in cash the amount of any Taxes recorded in the applicable entity’s Books and Records or such other amount as determined by HudBay (acting reasonably) to the Purchasers (on behalf of the appropriate Purchased Entity or any Subsidiary thereof) on or before the date on which the Purchased Entity or Subsidiary, as applicable, is required to pay or cause to be paid any such Taxes.

(b)	HudBay and the Purchasers shall cooperate fully, as and to the extent reasonably requested by, and at the expense of, the other Party, in connection with the filing of Returns and any audit, litigation or other proceeding with respect to Taxes relating to taxable periods ending on or before or that otherwise include the Closing Date. Such co-operation shall include the retention and, upon the other Party’s request, the provision of records and information reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

6.7	Tax Allocation

For purposes of this Agreement, in the case of a taxable period that begins on or before, and ends after, the Closing Date, Taxes of the Purchased Entities and their respective Subsidiaries shall be allocated to the portion of the period ending on the Closing Date as follows: (a) all income Taxes, sales Taxes, employment Taxes and other Taxes that are readily apportionable based on an actual or deemed closing of the books shall be allocated based on the amount that would be payable if the taxable year ended on the Closing Date, and (b) all property and other Taxes that are imposed on a periodic basis and not described in clause (a) shall be allocated based on the amount of such Tax for the entire period multiplied by a fraction, the numerator of which is the number of days in the portion of a period ending on the Closing Date and the denominator of which is the number of days in the taxable period, provided that, in the case of any Taxes determined on an arrears basis, such Taxes shall be allocated to the taxable period to which such Taxes relate.

6.8	Vendor Litigation

In respect of those litigation matters set out in Schedule 4.10 to the HudBay Disclosure Letter or arising subsequent to Closing and arising from facts or circumstances that existed at any time prior to the Closing Date (the “Vendor Litigation”), HudBay shall have control of the defense of such matters and the Purchasers, the Purchased Entities and their respective Subsidiaries shall reasonably co-operate with HudBay and its counsel in the defense or prosecution thereof and HudBay shall have the right to participate in the negotiation, settlement or defense of such Vendor Litigation at its own expense, provided, however, that the Purchasers shall be entitled to participate in any such defense with separate counsel at the expense of the Purchasers if (1) so requested by HudBay to participate with separate counsel, (2) the named parties to the Vendor Litigation include the Purchasers or any of the Purchased Entities or their respective Subsidiaries and, in the reasonable opinion of counsel to the Purchasers there exists or is reasonably likely to exist a conflict of interest between the Purchasers and HudBay that would make such separate representation advisable, or (3) in the reasonable opinion of the Purchasers, HudBay is not conducting the defense of such Vendor Litigation diligently and in a bona fide manner. If HudBay does not elect to assume such control, the Purchasers shall be entitled to assume such control. In the event that HudBay is, directly or indirectly, conducting the defense against any such Vendor Litigation, the Purchasers, the Purchased Entities and their respective Subsidiaries shall cooperate fully, as and to the extent reasonably requested by, and at the expense of, HudBay, in connection with the defense of any Vendor Litigation. Such co-operation shall include the retention and, upon HudBay’s request, the provision of records and information reasonably relevant to any such Vendor Litigation and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

6.9	Commercially Reasonable Efforts

(a)	Subject to the terms and conditions contained herein, the Parties shall cooperate and use their respective commercially reasonable efforts to take, or cause to be taken, all appropriate actions, and to make, or cause to be made, all filings necessary, proper or advisable under applicable Laws and to consummate and make effective the transactions contemplated by this Agreement, provided that commercially reasonable efforts shall not require either the Purchasers or the Vendors or any of their respective Affiliates to proffer or accept any order providing for the divestiture of any properties, assets, operations or businesses or undertake any material expenses, provided that it is understood that the Purchasers will pay the costs to filing any applications for Key Regulatory Approvals. Without limiting the generality of the foregoing, the Parties will within 5 Business Days of the date hereof apply for and use their commercially reasonable efforts to obtain all Key Regulatory Approvals which are typically applied for by a purchaser or a vendor, as applicable, and, in doing so, keep each other Party reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing the other Parties with copies of all related applications and notifications, in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to the other Parties’ outside counsel on an “external counsel” basis), in order for the other Party to provide its comments thereon, which shall be given due and reasonable consideration.

(b)	The Vendors will use their commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement, all third party consents, approvals and notices required under any of the Material Contracts in a form satisfactory to the Purchasers, acting reasonably.

(c)	The Purchasers will use commercially reasonable efforts to obtain as soon as practicable following Closing, [Note: Commercially sensitive information redacted] and will give prompt Notice to the Vendors of any events or developments related thereto.

6.10	Solway Guarantee

Solway hereby absolutely, unconditionally and irrevocably guarantees the due and punctual performance by the Acquirecos of each and every obligation of each Acquireco arising under this Agreement. Without limiting the generality of the foregoing, although for the avoidance of doubt Solway shall be entitled to assert as a defence to its obligations under this Agreement that an obligation is not due under the terms of this Agreement or has been performed pursuant to the terms thereof, Solway agrees that its obligation pursuant to this Section 6.10 shall not be released or discharged, in whole or in part, or otherwise affected by: (i) the failure of the Vendors to assert any claim or demand or to enforce any right or remedy against the Acquirecos or any other Person with respect to such obligations; (ii) the addition, substitution or release of the Acquirecos or any other Person; (iii) any extensions or renewals of the covenants hereunder; (iv) any amendments, rescissions, waivers, supplements or modifications of this Agreement, including for greater certainty the HudBay Disclosure Letter; (v) the adequacy of any means available to the Vendors to claim payment; (vi) the existence of any claim, set-off or other right which Solway may have at any time against the Vendors or any other Person, whether in connection with any obligation hereunder or otherwise; (vii) any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Acquirecos, the Purchased Entities or any other Person; (viii) any change in the existence, structure or ownership of the Acquirecos, the Purchased Entities or any other Person; (ix) any and all rights or defences arising by reason of any law which would otherwise require any election of remedies by the Vendors; (x) any and all rights or defences arising by reason of the Acquirecos capacity or ability to enter into or perform its obligations under this Agreement, or the enforceability of this Agreement against the Acquirecos; or (xi) any other act or omission that might in any way or to any extent vary the risk of Solway or otherwise operate as a release or discharge or suretyship defense of Solway.

6.11	TD Letter of Credit

At Closing, the Purchasers shall deliver a letter of credit to and in favour of Fianzas El Roble in the amount of and on the same terms (or such terms as are reasonably agreed by the Parties) as the TD Letter of Credit, such that the TD Letter of Credit may be returned to the Vendor and be of no further force and effect.

ARTICLE 7

CONDITIONS

7.1	Mutual Conditions Precedent

The obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Closing Time, of each of the following conditions precedent, each of which may only be waived with the mutual written consent of the Parties:

(a)	the Key Regulatory Approvals shall have been obtained; and

(b)	this Agreement shall not have been terminated in accordance with its terms.

7.2	Additional Conditions Precedent to the Obligations of the Purchasers

The obligations of the Purchasers to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of the Purchasers and may be waived by the Purchasers):

(a)

all covenants of each of the Vendors and the Purchased Entities under this Agreement to be performed on or before the Closing Time which have not been waived by the Purchasers shall have been duly performed by the Vendors or the

Purchased Entities, as applicable, in all material respects, and the Purchasers shall have received a certificate of the Vendors and the Purchased Entities addressed to the Purchasers and dated the Closing Date, signed on behalf of each of the Vendors and the Purchased Entities by two senior executive officers of each (on the Vendors’ and the Purchased Entities’ behalf and without personal liability), confirming the same as at the Closing Date;

(b)	all representations and warranties of the Vendors set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Closing Time, as though made on and as of the Closing Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of any such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect on the Purchased Entities and their respective Subsidiaries, taken as a whole; and the Purchasers shall have received a certificate of the Vendors addressed to the Purchasers and dated the Closing Date, signed on behalf of each of the Vendors by two senior executive officers of each (on the Vendors’ behalf and without personal liability), confirming the same as at the Closing Date; and

(c)	no action, suit or proceeding, shall have been taken under any applicable Law or by any Governmental Entity, and no Law, policy, decision or directive (having the force of Law) shall have been enacted, promulgated, amended or applied, in each case (i) to enjoin or prohibit the transactions contemplated by this Agreement, (ii) which would render this Agreement unenforceable in any way or frustrate the purpose and intent hereof or thereof, or (iii) resulting in any judgment or assessment of damages, directly or indirect, which, individually or in the aggregate, has had or would be reasonably expected to have a Material Adverse Effect with respect to the Purchased Entities and their respective Subsidiaries, taken as a whole;

(d)	prior to Closing, the Vendors shall have executed documents necessary to effect the transfer of all Intellectual Property relating to the Fenix Project not owned by one of the Purchased Entities or one of their respective Subsidiaries to one of the Purchased Entities or one of their respective Subsidiaries (and the Vendors shall provide to the Purchasers prior to the time of the transfer, for Purchasers’ review and approval, all documentation to effect such transfer);

(e)	prior to Closing the Purchasers shall have received the written resignation of each director and officer of the Purchased Entities and each of their respective Subsidiaries (unless otherwise designated in writing by Solway) and a release of all claims against the Purchased Entities and each of their respective Subsidiaries by each such director and officer, and a similar release from [Note: Personally information redacted.], each in form and substance satisfactory to the Purchasers, acting reasonably;

(f)	prior to Closing, the Vendors shall have effected the transfer of all shares in the capital of Tampico, S.A. held by [Note: Personal information redacted.] to one of the Purchased Entities or one of their Subsidiaries (as reasonably agreed by the Parties) (and the Vendors shall provide to the Purchasers prior to the time of the transfer, for Purchasers’ review and approval, all documentation to effect such transfer);

(g)	prior to Closing, the Vendors shall have effected the transfer of all the Skye Stock held by HMI Nickel to HMI NED or one of its Subsidiaries (as directed by Purchasers) (and the Vendors shall provide to the Purchasers prior to the time of the transfer, for Purchasers’ review and approval, all documentation to effect such transfer);

(h)	prior to Closing, the rights and obligations of HMI Nickel under the Technology Agreement, the Environmental Agreement and the Off-take Supplemental Agreement shall have been assigned to HMI NED or one of the Subsidiaries (as directed by Purchasers) (and the Vendors shall provide to the Purchasers prior to the time of the assignment for Purchasers’ review and approval, all documentation to effect such transfer);

(i)	since the date of this Agreement, there shall not have occurred any change, effect, event, occurrence or state of facts that, individually or in the aggregate has had or could reasonably be expected to have a Material Adverse Effect on the Purchased Entities and their respective Subsidiaries, taken as a whole; and

(j)	prior to Closing, all Intercompany Indebtedness will be satisfied, repaid or cancelled on terms satisfactory to the Vendors in accordance with the transaction steps contemplated by Schedule 4.24 of the HudBay Disclosure Letter (and the Vendors shall provide to the Purchasers prior to the time of the satisfaction, repayment or cancellation, for Purchasers’ review and approval, all documentation to effect such satisfaction, repayment or cancellation).

The foregoing conditions will be for the sole benefit of the Purchasers and may be waived by them in whole or in part at any time.

7.3	Additional Conditions Precedent to the Obligations of the Vendors

The obligations of the Vendors to complete the transactions contemplated by this Agreement shall also be subject to the following conditions precedent (each of which is for the exclusive benefit of the Vendors and may be waived by the Vendors):

(a)	all covenants of the Purchasers under this Agreement to be performed on or before the Closing Time shall have been duly performed by the Purchasers in all material respects, and the Vendors shall have received a certificate of the Purchasers, addressed to the Vendors and dated the Closing Date, signed on behalf of each of the Purchasers by two of its senior executive officers (on the Purchasers’ behalf and without personal liability), confirming the same as of the Closing Date;

(b)	all representations and warranties of the Purchasers set forth in this Agreement shall be true and correct in all respects, without regard to any materiality qualifications contained in them as of the Closing Time, as though made on and as of the Closing Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a material adverse effect on the Purchaser’s ability to complete the transactions contemplated hereby, and the Vendors shall have received a certificate of the Purchasers, addressed to the Vendors and dated the Closing Date, signed on behalf of each of the Purchasers by two senior executive officers of each of the Purchasers (on the Purchasers’ behalf and without personal liability), confirming the same as at the Closing Date; and

(c)	no action, suit or proceeding, shall have been taken under any applicable Law or by any Governmental Entity, and no Law, policy, decision or directive (having the force of Law) shall have been enacted, promulgated, amended or applied, in each case (i) to enjoin or prohibit the transactions contemplated by this Agreement, or (ii) which would render this Agreement unenforceable in any way or frustrate the purpose and intent hereof or thereof.

The foregoing conditions will be for the sole benefit of the Vendors and may be waived by them in whole or in part at any time

ARTICLE 8

INDEMNIFICATION

8.1	Indemnification by the Vendors

If the Closing occurs, the Vendors covenant and agree to indemnify and hold harmless the Purchasers, their Affiliates (including the Purchased Entities and their respective Subsidiaries) and their respective shareholders, partners, directors, officers, employees, agents, representatives, successors and assignors (the “Purchaser Indemnified Parties”) from and against any damage, loss, Taxes, cost, liability, expense, fines, awards, judgments and penalties (including reasonable professionals’ fees and disbursements incurred in investigating, preparing or defending the foregoing, and including any Taxes for which the Purchaser Indemnified Parties may be liable as a result of receiving of any indemnification payment in respect thereof) (“Damages”) which any of the Purchaser Indemnified Parties may suffer or incur as a result of, or arising out of, or in respect of, without duplication:

(a)	any Taxes payable, including for greater certainty any amount required to be paid, withheld or remitted, by the Purchased Entities or their respective Subsidiaries in respect of taxable periods (or portions of taxable periods) ending on or before the Closing Date as determined in accordance with Section 6.7;

(b)	the Vendor Litigation;

(c)	any Environmental Liabilities arising from facts or circumstances that existed prior to the Closing Date, provided that (i) if applicable, the Purchaser Indemnified Parties have exhausted all reasonable commercial efforts for indemnification in relation to such Environmental Liabilities from Vale in accordance with the Environmental Agreement, and (ii) for purposes of this Section 8.1(c), “Environmental Liabilities” shall not include liabilities, obligations, responsibilities, responses, remedial and removal costs, investigations costs, capital costs, operation and maintenance costs, losses, damages, punitive damages, property damages, consequential damages, treble damages, costs and expenses, fines, penalties or sanctions incurred as a result of or related to ordinary course reclamation, facility removal, site restoration or ground disturbance except to the extent related to the removal or clean-up of Hazardous Substances that existed prior to the Closing Date;

(d)	any non-performance or breach of any covenant or agreement on the part of Vendors or the Purchased Entities contained in this Agreement;

(e)	any inaccuracy in or breach of any representation or warranty of the Vendors or the Purchased Entities contained in this Agreement (and, for greater certainty, Damages in respect of an inaccuracy in or breach of any representation or warranty contained in Section 4.11 includes any Taxes payable by any of the Purchased Entities or their respective Subsidiaries in respect of any periods (or portions of periods) beginning on or after the Closing Date);

(f)	any Taxes payable by any of the Purchaser Indemnified Parties as a result of or in respect of the transactions or events described in 7.2(d), (f), (g), (h), (j) and Section 4.24 of the HudBay Disclosure Letter; or

(g)	the Termination Agreement, or any RFP or Purchase Order with the exception of those set out in Schedule 8.1 of the HudBay Disclosure Letter.

The Vendors’ indemnification obligations under this Section 8.1 shall survive for 24 months except in respect of (d) and (e) above, which shall survive for the periods indicated in Section 5.1, and except in respect of (a) and (f) above, which shall survive for 90 days after the date on which the relevant Governmental Entity is no longer entitled to assess or reassess the relevant Purchased Entity or its Subsidiary in respect of the subject matter to which such claim for indemnification relates; having regard without limitation to any waiver given by such Purchased Entity or its Subsidiary with the consent of the Vendors (not to be unreasonably withheld or delayed) in respect of such matter and, for greater certainty, any entitlement of any Governmental Entity to assess or reassess a Purchased Entity or its Subsidiary without limitation under applicable Law.

8.2	Indemnification by the Purchasers

If the Closing occurs, the Purchasers covenant and agree with the Vendors and their Affiliates and their shareholders, directors, officers, employees, agents, representatives, successors and assignors (the “Vendor Indemnified Parties”) to indemnify and hold harmless each of Vendor Indemnified Parties from and against any Damages which any of the Vendor Indemnified Parties may suffer or incur as a result of, or arising out of, or in respect of, any non-performance or breach of any covenant or agreement on the part of the Purchasers under this Agreement. The Purchasers’ indemnification obligations under this Section 8.2 shall survive for 24 months.

8.3	Procedure for Indemnification

(a)	Claims Other Than Third Party Claims

In order for a Vendor Indemnified Party, on the one hand, or a Purchaser Indemnified Party, on the other hand, as the case may be (each, an “Indemnified Party”) to be entitled to indemnification pursuant to this Article 8 for a Claim which has not arisen in respect of a Third Party Claim (as defined in Section 8.3(b) below), the Indemnified Party shall notify the other Party or Parties from which such indemnification is sought (each, an “Indemnifying Party”) in writing promptly after the occurrence of the event giving rise to such Indemnified Party’s claim for indemnification, provided that failure to give such notification shall not affect the indemnification provided hereunder unless (and only to the extent that) the Indemnifying Party shall have been materially prejudiced as a result of such failure. The Indemnifying Party shall have 30 days to make such investigation of the claim as the Indemnifying Party considers desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the claim. If the Indemnified Party and the Indemnifying Party agree at or prior to the expiration of such 30-day period (or any mutually agreed upon extension thereof) to the validity and amount of the claim, the Indemnifying Party shall immediately pay or cause to be paid such amount to the Indemnified Party by wire transfer of immediately available funds to a bank account designated in writing by the Indemnified Party. If the Indemnified Party and the Indemnifying Party do not agree within such period (or any mutually agreed upon extension thereof), such dispute shall, subject to the terms of this Agreement, be resolved in accordance with Section 10.6.

(b)	Third Party Claims

The Indemnified Party shall notify the Indemnifying Party in writing as soon as is reasonably practicable after being informed that facts exist which may result in a claim originating from a Person other than the Indemnified Party (a “Third Party Claim”) and in respect of which a right of indemnification given pursuant to Section 8.1 may apply which notice shall specify in reasonable detail the facts known to the Indemnified Party and the events giving rise to such Third Party Claim; provided that failure to provide such notice shall not relieve the Indemnifying Party of any of its obligations under this Agreement unless (and only to the extent that) the Indemnifying Party shall have been materially prejudiced as a result of such failure. The Indemnifying Party shall have the right to elect, by written notice delivered to the Indemnified Party within ten days of receipt by the Indemnifying Party of the notice from the Indemnified Party in respect of the Third Party Claim, at the sole expense of the Indemnifying Party, to participate in or assume control of the negotiation, settlement or defence of the

Third Party Claim with counsel of its choice (which counsel shall be reasonably satisfactory to the Indemnified Party), provided that:

(i)	such will be done at all times in a diligent and bona fide manner;

(ii)	the Indemnifying Party unconditionally acknowledges in writing its obligation to indemnify the Indemnified Party in accordance with the terms contained in this Agreement in respect of that Third Party Claim;

(iii)	in the case of a Third Party Claim in respect of Taxes asserted to be payable by a Purchased Entity or one of their respective Subsidiaries, the Indemnifying Party shall pay any contested Taxes when required by applicable Law (including for greater certainty any amounts required to be paid pending final determination of the amount of such contested Taxes); and

(iv)	notwithstanding anything in this Section 8.3(b) to the contrary, if the claim for indemnification with respect to a Third Party Claim relates to or arises in connection with any criminal Claim, the Indemnified Party shall be entitled to jointly control the defence thereof with the Indemnifying Party (and to employ counsel reasonably acceptable to the Indemnifying Party, at its own expense) for so long as such criminal Claim has not been finally resolved.

If the Indemnifying Party elects to assume such control, (A) the Indemnified Party shall reasonably co-operate with the Indemnifying Party and its counsel in the defence or prosecution thereof and (B) the Indemnified Party shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim at its own expense, provided, however, that such Indemnified Party shall be entitled to participate in any such defence with separate counsel at the expense of the Indemnifying Party if (1) so requested by the Indemnifying Party to participate with separate counsel, (2) the named parties to the Third Party Claim include the Indemnified Party and the Indemnifying Party and, in the reasonable opinion of counsel to the Indemnified Party there exists or is reasonably likely to exist a conflict of interest between the Indemnified Party and the Indemnifying Party that would make such separate representation advisable, or (3) in the reasonable opinion of the Indemnified Party, the Indemnifying Party is not conducting the defence of such Third Party Claim diligently and in a bona fide manner. Notwithstanding the foregoing, the Indemnifying Party shall be liable for the fees and expenses of the Indemnified Party reasonably necessary to defend such Third Party Claim incurred by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defence thereof, and such fees and expenses shall constitute Damages for purposes of this Agreement. If the Indemnifying Party does not elect to assume such control, the Indemnified Party shall be entitled to assume such control. In the event that the Indemnified Party is, directly or indirectly, conducting the defence against any such Third Party Claim in accordance with this Section 8.3(b), the Indemnifying Party shall reasonably co-operate with the Indemnified Party and its counsel in the defence or prosecution thereof and, subject to Section 8.3(a) the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim. Under no circumstances shall the Indemnifying Party settle any Third Party Claim without the consent of the Indemnified Party, which is not to be unreasonably withheld.

8.4	Additional Rules and Procedures

The obligation of an Indemnifying Party to indemnify pursuant to this Article 8 shall also be subject to the following:

(a)	an Indemnified Party shall be entitled to make a claim for indemnification pursuant to Section 8.1(e) only if written notice containing reasonable particulars of such claim is delivered to the Indemnifying Party within the applicable time period provided for in Section 5.1;

(b)	the Indemnified Party shall not settle or compromise any Third Party Claim except with the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed). A failure by the Indemnifying Party to respond in writing to a written request by the Indemnified Party for consent for a period of ten days or more, shall be deemed a consent by the Indemnifying Party to such request;

(c)	the Parties acknowledge that the provisions of this Agreement relating to the period of time during which representations, warranties, covenants and agreements, including the obligation to indemnify, remain in effect are a fundamental term of this Agreement and the Parties waive the benefit of any applicable Law which may affect the enforceability of such provisions;

(d)	an Indemnifying Party will have no liability to indemnify in respect of Damages resulting from a single claim or set of related claims, until the aggregate of all Damages exceeds $1,400,000, following which case the Indemnified Parties shall be entitled to indemnification for all Damages including such amount;

(e)	from and after the Closing Date, the provisions of this Article 8 shall be the sole and exclusive remedy for monetary Damages arising out of or resulting from breach of any representations, warranties or agreements made in this Agreement, absent fraud by the Party against which a remedy is sought;

(f)	any payment under this Article 8 shall constitute an adjustment to the Purchase Price unless otherwise required by applicable Law;

(g)

any payment made under this Article 8 shall be paid free and clear of any Tax deduction or withholding and, if any deduction or withholding is required by applicable Tax Law, the Indemnifying Party shall increase the amount of the payment by such additional amount as is necessary to ensure that the net amount received by the Indemnified Party is equal to the amount which the Indemnified

Party would have received had the payment in question not been subject to any deductions or withholding; and

(h)	no Party shall have any liability under any provision of this Agreement (including, for greater certainty Section 8.1(c)) for any punitive damages (except with respect to any such damages awarded by a court of competent jurisdiction in a Third Party Claim) or any incidental, consequential, special or indirect damages, including business interruption, loss of future revenue, profits or income, or loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement.

ARTICLE 9

TERMINATION AND ABANDONMENT

9.1	Termination

This Agreement may be terminated and the transactions contemplated hereby may be abandoned, at any time prior to the Closing:

(a)	by mutual written consent of HudBay and the Purchasers; or

(b)	by either HudBay or the Purchasers if the Closing shall not have occurred by September 30, 2011, provided that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose failure to fulfill any obligation under this Agreement shall be the cause of the failure of the Closing to occur on or before such date.

9.2	Effect of Termination

If this Agreement is terminated pursuant to Section 9.1, written notice thereof shall be given to the other Party or Parties specifying the provision of Section 9.1 pursuant to which such termination is made, and this Agreement shall be terminated and, except as otherwise provided in the immediately following sentence, there shall be no liability hereunder on the part of either Party, except that the provisions of Section 1.6 (Applicable Law), the last sentence of Section 6.2 (Access to Information), Section 6.5 (Confidentiality), Section 10.5 (Expenses), Section 10.6 (Arbitration) and Section 10.7 (Public Notices) shall survive any termination of this Agreement. Nothing in this Section 9.2 shall relieve any Party of liability for any breach of this Agreement.

ARTICLE 10

GENERAL

10.1	Notices

(a)	All notices, requests, demands or other communications required or permitted to be given by one Party to another under this Agreement (each, a “Notice”) shall be given in writing and delivered by personal delivery or delivery by recognized national courier, sent by email or delivered by registered mail, postage prepaid, addressed as follows:

(i) to the Purchasers or the Purchased Entities following Closing:

Solway Investment Group Limited and Solway Industries Limited Nikou Demetriou 20 A Coral Court, 6031 Larnaca Cyprus

Attention:	[Note: Personal information redacted]
Email:	[Note: Personal information redacted]

and:

Solwey FeNi AS Narva mnt, 13 Tallinn, 10151, Estonia

Attention:	[Note: Personal information redacted]
Email:	[Note: Personal information redacted]

with a copy to:

Attention:	[Note: Personal information redacted]
Email:	[Note: Personal information redacted]

and a copy to:

Blake, Cassels & Graydon LLP 23 College Hill 5th Floor London EC4R 2RP

Attention:	David Glennie
Email:	david.glennie@blakes.com

(ii) to the Vendors or the Purchased Entities prior to Closing:

HudBay Minerals Inc. 25 York Street, Suite 800 Toronto, ON M5J 2V5

Attention:	Patrick Donnelly
Email:	Patrick.Donnelly@HudBayMinerals.com

with a copy to:

Goodmans LLP Bay Adelaide Centre 333 Bay Street, Suite 3400 Toronto, Ontario M5H 2S7

Attention:	Jonathan Lampe and Kari MacKay
Email:	jlampe@goodmans.ca and kmackay@goodmans.ca

(b)	Any Notice delivered by personal delivery or by courier to the Party to whom it is addressed as provided above shall be deemed to have been given and received on the day it is so delivered at such address. If such day is not a Business Day, or if the Notice is received after 4:00 p.m. (addressee’s local time), then the Notice shall be deemed to have been given and received on the next Business Day. Any Notice sent by prepaid registered mail shall be deemed to have been given and received on the third Business Day following the date of its mailing (except during a postal or general strike or other interruption to mail services in the addressee’s jurisdiction and in such circumstances, on the third Business Day following the end of such strike or interruption). Any Notice transmitted by email shall be deemed to have been given and received on the day on which confirmation of delivery was received by the Party giving notice. If such day is not a Business Day or if the email was sent after 4:00 p.m. (addressee’s local time), then the Notice shall be deemed to have been given and received on the first Business Day after receipt of such confirmation of delivery.

(c)	Any Party may from time to time change its address under this Section 10.1 by notice to the other Parties, given in the manner provided by this Section 10.1.

10.2	Time of the Essence

Time shall be of the essence of each provision of this Agreement. Any extension, waiver or variation of any provision of this Agreement shall not be deemed to affect this provision and there shall be no implied waiver of this provision.

10.3	Waiver

No indulgence, forbearance or other accommodation by a Party shall constitute a waiver of such Party’s right to insist on performance in full and in a timely manner of all covenants in this Agreement or in any document delivered pursuant to this Agreement. Waiver of any provision shall not be deemed to waive the same provision thereafter, or any other provision of this Agreement at any time.

10.4	Assignment and Enurement

Neither this Agreement nor any benefits or burdens under this Agreement shall be assignable by any Party without the prior written consent of each of the other Parties (which consent shall not be unreasonably withheld or delayed) except that (a) HMI Nickel and Canco may assign their benefits and burdens under this Agreement to HudBay; and (b) any Affiliate of Solway (including the Purchased Entities following Closing and the Acquirecos), which, for greater certainty, shall not include Solway, may assign their respective benefits and burdens under this Agreement to Solway or any other Affiliate of Solway. Subject to the foregoing, this Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation or merger of any Party) and permitted assigns hereunder.

10.5	Expenses

Each Party shall be responsible for its own fees and expenses in connection with the transaction contemplated by this Agreement. The Vendors will cause the Purchased Entities not to incur any out-of-pocket expenses in connection with this Agreement and the transactions contemplated hereby that are not otherwise paid by the Vendors prior to Closing.

10.6	Arbitration

(a)	If any dispute, claim or controversy shall occur between the Parties arising out of or relating to this Agreement including its existence, interpretation, validity, breach or termination, such dispute shall be finally resolved by binding arbitration by a single arbitrator, if the Parties can agree upon one arbitrator, or otherwise by three arbitrators, of whom one shall be appointed by the Purchasers and one shall be appointed by the Vendors and the third shall be appointed by the two named arbitrators.

(b)	The arbitration shall be held in the City of Toronto in the English language pursuant to the International Commercial Arbitration Act, R.S.O. 1990, Chap. 1.9 and under the Rules of Arbitration of the International Chamber of Commerce, except as varied by this clause 10.6.

(c)	The arbitral tribunal shall not have the power to appoint its own expert. The arbitral tribunal shall have the power to include the costs of the arbitration in its award, including the costs and expenses of the arbitral tribunal and of the parties.

(d)	The arbitral tribunal shall have the power to proceed with the arbitration and to deliver the award notwithstanding the default by any Party in respect of any procedural order made by the arbitral tribunal. The decision arrived at by the arbitral tribunal shall be final and binding and no appeal shall lie therefrom, whether on questions of law, fact or mixed fact and law. Judgment upon the award may be entered in any court having jurisdiction.

10.7	Public Notices

All public notices to third parties and all other publicity concerning the matters contemplated by this Agreement shall be jointly planned and coordinated by the Parties and no Party shall act unilaterally in this regard without the prior written approval of the other Parties, except where the Party making such notice is required to do so by law or any Governmental Entity, or any stock exchange, in circumstances where prior consultation with the other Parties is not practicable. Notwithstanding the foregoing, the Purchasers acknowledge and agree that HudBay may, promptly after execution of this Agreement, issue a press release describing the transactions contemplated by this Agreement and such press release shall be in a form substantially similar to that set out in Exhibit C that is acceptable to the Purchasers, acting reasonably.

10.8	Third Party Beneficiaries

This Agreement shall not benefit or create any right or cause of action in or on behalf of any Person that is not a Party to this Agreement.

10.9	No Strict Construction

The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favouring or disfavouring either Party by virtue of the authorship of any provision of this Agreement.

10.10	Specific Performance

Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, each of the Parties agrees that, without posting bond or other undertaking and without having to undertake arbitration pursuant to Section 10.6, the other Parties will be entitled to seek an injunction or injunctions or other equitable relief to prevent breaches or violations of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any Claim (whether at law or in equity, whether civil or criminal), cause of action (whether in contract or tort or otherwise), hearing, charge, complaint, demand or notice to, from, by or before any Governmental Entity having jurisdiction over the Parties and the matter in addition to any other remedy to which it may be entitled, at law or in equity.

10.11	Severability

If any provision of this Agreement or portion thereof or the application thereof to any Person or circumstance shall to any extent be illegal, invalid or unenforceable: (i) the remainder of this Agreement or the application of such provision or portion thereof to any other Person or circumstance shall not be affected thereby; and (ii) the Parties will negotiate in good faith to amend this Agreement to implement the intentions set forth in this Agreement. Each provision of this Agreement shall be legal, valid and enforceable to the fullest extent permitted by law.

10.12	Execution by Electronic Transmission

The signature of any of the Parties may be evidenced by a facsimile, scanned email or internet transmission copy of this Agreement bearing such signature.

10.13	Counterparts

This Agreement may be signed in one or more counterparts, each of which so signed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument. Notwithstanding the date of execution or transmission of any counterpart, each counterpart shall be deemed to have the effective date of the date first written above.

[SIGNATURE PAGES TO IMMEDIATELY FOLLOW]

IN WITNESS WHEREOF the Parties have duly executed this Agreement as of the date first written above.

SOLWAY INVESTMENT GROUP LIMITED

Per:	“Authorized Signatory”
Name: [Personal information redacted] Title: Authorized Signatory

SOLWAY INDUSTRIES LTD.

Per:	“Authorized Signatory”
Name: [Personal information redacted] Title: Authorized Signatory

SOLWAY FENI AS

Per:	“Authorized Signatory”
Name: [Personal information redacted] Title: Authorized Signatory

HUDBAY MINERALS INC.

Per:	“David Garofalo”
Name: David Garofalo Title: President and CEO

HMI NICKEL INC.

Per:	“David Garofalo”
Name: David Garofalo Title: President and CEO

6502873 CANADA INC.

Per:	“David Garofalo”
Name: David Garofalo Title: President and CEO

HMI NICKEL COÖPERATIEF U.A.

Per:	“David Garofalo”
Name: David Garofalo Title: Attorney

EXHIBIT A – INTELLECTUAL PROPERTY

Patents

Description	Owner	Registration Number	Registration Date	Expiration Date
Patent entitled “Method for Nickel and Cobalt Recovery from laterite Ores by Reaction with Concentrated Acid and Water Leaching”	HMI Nickel (formerly Skye Resources Inc.)	5124 (Guatemala)	June 28, 2005	June 27, 2025

Patent entitled “Method for Nickel and Cobalt Recovery from laterite Ores by Combination of Atmosphere and Moderate Pressure Leaching”	HMI Nickel (formerly Skye Resources Inc.)	5323 (Guatemala)	March 10, 2006	March 9, 2026

Trademarks

Trademark/Class	Owner	Goods	Registration Number	Registration Date	Expiration Date
EXMIBAL Class 6	CGN	Common metals, unwrought and semi-wrought and their alloys	89,933 (Guatemala)	April 17, 1998	April 16, 2018

NIQUEGUA Class 6	CGN	Nickel, iron, goods containing nickel and/or iron	17,943 (Guatemala)	February 28, 1967	February 27, 2017

EXHIBIT B – KEY REGULATORY APPROVALS

Nil

EXHIBIT C – FORM OF PRESS RELEASE

News Release

TSX, NYSE – HBM

2011 No. XX

HudBay Minerals Announces Sale of Fenix Project

Toronto, Ontario – August [XX], 2011 – HudBay Minerals Inc. (“HudBay”, the “company”) (TSX/NYSE: HBM) announced that it has entered into a definitive agreement to sell 100% of its interest in the Fenix ferro-nickel project in Guatemala to the Solway Group. Pursuant to the terms of the agreement, HudBay will receive US$140 million in cash at closing and US$30 million upon the satisfaction of certain conditions during the course of Solway’s development of the project.

“While we believe that Fenix is a robust project that warrants development, the project does not fit our strategy of focusing on VMS and porphyry deposits,” said David Garofalo, president and chief executive officer. “We believe that the sale proceeds will further strengthen our balance sheet as we develop our Lalor and Constancia projects. We are also pleased to see the project in the hands of an experienced ferro-nickel operator, such as the Solway Group, which is committed to the development of Fenix.”

As a result of the sale, HudBay expects to realize a non-cash charge of approximately $[XXX] million in its consolidated financial results for the three months ended June 30, 2011.

Closing of the transaction is expected to be completed during the third quarter.

HudBay’s financial and legal advisors on the transaction were Morgan Stanley & Co., Incorporated and Goodmans LLP, respectively.

HudBay Minerals Inc.

HudBay Minerals Inc. (TSX/NYSE: HBM) is a Canadian integrated mining company with assets in North and South America principally focused on the discovery, production and marketing of base and precious metals. The company’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay is committed to high standards of corporate governance and sustainability.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian and United States securities laws, including the anticipated timing of the transaction and the impact on HudBay. Forward-looking information is based on the views, intentions, opinions and estimates of management as of the date such information is provided and is based on a number of assumptions and subject to known and unknown risks, uncertainties and other factors that may cause the actual events or results to be materially different from those expressed or implied by such forward-looking information. The timing and completion of the proposed transaction is subject to customary conditions, termination rights and other risks and uncertainties. Accordingly, there can be no assurance that the proposed transaction will occur, or that it will occur on the timetable or on the terms and conditions contemplated. The proposed transaction could be modified, restructured or terminated. Accordingly, readers should not place undue reliance on forward-looking information. HudBay does not undertake to update any forward-looking information, except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of HudBay, its financial or operating results or its securities.

(HBM-G)

For further information, please contact:

HudBay Minerals Inc.

John Vincic

Vice President, Investor Relations and Corporate Communications

(416) 362 0615

Email: john.vincic@hudbayminerals.com

EXHIBIT D – OTHER ASSETS

•

Patent entitled “Method for Nickel and Cobalt Recovery from laterite Ores by Reaction with Concentrated Acid and Water Leaching” (Registration No. 5124), registered on June 28, 2005 and expiring June 27, 2025

•

Patent entitled “Method for Nickel and Cobalt Recovery from laterite Ores by Combination of Atmosphere and Moderate Pressure Leaching” (Registration No. 5323), registered March 10, 2006 and expiring March 9, 2026

•	Environmental Agreement

•	Technology Agreement

•	Off-take Supplemental Agreement

•	All work product of Hatch Engineering produced in connection with the Fenix Feasibility Study